GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

02042374

Our Ref : GCSS-EL/1525/02/LTR

1 July 2002

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

02 JUL -5 AM10:23

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 17 June 2002 with enclosure (Republic Hotels & Resorts Limited – Offer Document dated 17 June 2002);

(ii) Notice dated 24 June 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Deemed Interests);

(iii) Letter dated 25 June 2002 with enclosure (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of RHRL not already owned by the Offeror as at the Date of the Offer);

(iv) Announcement dated 27 June 2002 (Republic Hotels & Resorts Limited – Five Months Financial Statement and Dividend Announcement);

(v) Letter dated 27 June 2002 (Republic Hotels & Resorts Limited – Announcement of Interim Results);

(vi) Letter dated 27 June 2002 with enclosure (Millennium & Copthorne Hotels plc – Press Release on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHRL") and results of RHRL for the 5 months to 3 May 2002);

(vii) Notice dated 28 June 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Deemed Interests);

/2...

(viii) Letter dated 29 June 2002 with enclosure (Millennium & Copthorne Hotels plc – Press Release on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHRL");

(ix) Letter dated 29 June 2002 with enclosure (Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of RHRL not already owned by the Offeror as at the Date of the Offer); and

(x) Notice dated 29 June 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Deemed Interests).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

02 JUL -5 AM 10: 23

MASNET No. 5 OF 29.06.2002
Announcement No. 5

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 25, 26 and 27 June 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(25Jun) RHR SShdr(26Jun) RHR SShdr(27Jun)

Submitted by Boey Mui Tiang, Company Secretary on 29/06/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 28 June 2002[2]

Date of change of interest (including deemed interest) : 25 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 5,831,317 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in the Offer Document dated 17 June 2002.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 *in cash*

				Shares held in the name of registered holder						Holdings of substantial shareholder (Including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000	438,150,477	87.444	443,981,794	88.608
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,831,317	1.164	438,150,477	87.444	443,981,794	88.608	438,150,477	87.444	443,981,794	88.608	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's *issued and fully paid-up share capital* comprising 501,083,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 5,831,317 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of change of substantial shareholding interest within 4 days of such change.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 28 June 2002

Date of change of interest (including deemed interest) : 26 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,686,857 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares) pursuant to M&C HHL's *voluntary unconditional* cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000	443,981,794	88.608	445,668,651	88.944
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapore Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,686,857	0.337	443,981,794	88.608	445,668,651	88.944	443,981,794	88.608	445,668,651	88.944	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,686,857 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 28 June 2002

Date of change of interest (including deemed interest) : 27 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of (1) acceptances in respect of an aggregate 1,404,006 ordinary shares of S$1.00 each in the capital of the Company, and (2) acceptances accompanied by contract statement(s) in respect of 237,000 ordinary shares in the capital of the Company which are in the process of being credited into the securities accounts of accepting shareholders and which have not been earmarked ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000	445,668,651	88.944	447,309,657	89.272
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,641,006	0.328	445,668,651	88.944	447,309,657	89.272	445,668,651	88.944	447,309,657	89.272	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,641,006 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

29 June 2002

02 JUL -5 AM 10: 23

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer ("Offer") By The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited ("RHR") not already owned by the Offeror as at the Date of the Offer (the "Offer Shares")

We refer to the release of the following announcements by:

(i) RHR on 28 June 2002 informing its shareholders that RHR has made an application to the Singapore Exchange Securities Trading Limited to refrain from suspending the listing of RHR's issued and fully paid-up shares even if the Offeror receives acceptances that bring the holdings owned by it and parties acting in concert with it to above 90% of the issued and fully paid-up capital of the RHR, until 19 July 2002 (being the closing date of the Offer as specified in the offer document dated 17 June 2002 issued by HSBC on behalf of the Offeror) or such other earlier date as RHR may request;

(ii) HSBC for and on behalf of the Offeror on 28 June 2002 in connection with the level of acceptances of Offer Shares dated 28 June 2002; and

(iii) RHR on 28 June 2002 informing its shareholders that HSBC has released an announcement that the Offeror had received valid acceptances pursuant to the Offer, which represent approximately 90.30% of the issued and fully-paid up capital of RHR and that a circular to its shareholders will be despatched in due course.

The announcements are available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 29/06/2002 to the SGX

MASNET No. 113 OF 28.06.2002
Announcement No 139

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER ("OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (PREVIOUSLY KNOWN AS CHAMBERFROST LIMITED) ("OFFEROR") TO ACQUIRE THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("COMPANY")

The Company refers to the announcement dated 24 June 2002 made by HSBC for and on behalf of the Offeror whereby it was announced that as at 24 June 2002, the Offeror had received pursuant to the Offer, valid acceptances in respect of an aggregate of 438,150,477 issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company representing approximately 87.44% of the issued and fully paid-up capital of the Company.

In light of the above, there is a possibility that the Offeror may receive valid acceptances pursuant to the Offer, in excess of 90% of the issued and fully paid-up capital of the Company. Under Clause 1101(6)(e) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the SGX-ST will suspend the listing of the securities of a listed issuer over which a takeover offer is made, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90% of the securities in issue, unless the SGX-ST is satisfied that at least 10% of the securities in issue are held by at least 1,000 shareholders who are members of the public.

The Company wishes to announce that it has today applied to the SGX-ST to refrain from suspending the listing of the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company even if the Offeror receives acceptances that bring the holdings owned by it and parties acting in concert with it to above 90% of the issued and paid-up capital of the Company, until 19 July 2002 (being the closing date of the Offer as specified in the offer document dated 17 June 2002 issued by HSBC for and on behalf of the Offeror) or such other earlier date as the Company may request. The Company will make a further announcement of the outcome of this application.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28/06/2002 to the SGX

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

VOLUNTARY UNCONDITIONAL CASH OFFER (THE "OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED AND FULLY-PAID ORDINARY SHARES OF S$1.00 EACH (THE "SHARES") IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") NOT ALREADY OWNED BY THE OFFEROR AS AT THE DATE OF THE OFFER (THE "OFFER SHARES")

All capitalised terms used and not defined in this announcement ("Announcement") shall have the meaning given to them in the offer document dated 17 June 2002 ("Offer Document") issued in connection with the Offer.

1. LEVEL OF ACCEPTANCES

HSBC announces, for and on behalf of the Offeror, that the Offeror has, pursuant to the Offer, received valid acceptances as at 5.00 p.m. on 28 June 2002 in respect of an aggregate of 452,451,107 Offer Shares, which represent approximately 90.30 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement. This includes acceptances in

respect of 252,000 Offer Shares which are accompanied by contract statements and have not been earmarked.

Included in the above-mentioned acceptances are acceptances from TOSCAP Limited, ATOS Holding AG, Tudor Court Gallery Pte Ltd, Teo Suan Chin, Hong Leong Foundation, Quek Bee Heong, Kwek Geok Luan, Gan Lee Hoon nee Kwek Lee Hoon, Tan Siok Cheng, Tan Siok Shong, Felix Lim Ah Yeong, Patricia Yeo Wei Ping, Lorna Chan (spouse of Gan Eng Kiat), Tan I Tong, Chia Ngiang Hong and Lim Peng Boon, which or who are parties acting or presumed to be acting in concert with the Offeror, in respect of an aggregate of 433,521,957 Offer Shares, which represent approximately 86.52 per cent. of the issued and fully-paid capital of RHR. Further details of the acceptances by parties acting or presumed to be acting in concert with the Offeror are set out in Appendix I.

Prior to the date of the announcement of the Offer on 31 May 2002, (i) the Offeror did not own or control, nor had it agreed to acquire, any Offer Shares (whether by itself or through nominees), and (ii) based on information available to the Offeror as at 28 June 2002, parties acting or presumed to be acting in concert with the Offeror owned, controlled or had agreed to acquire an aggregate of 434,535,157 Offer Shares[1], representing approximately 86.72 per cent. of the issued and fully-paid capital of RHR.

From the date of the announcement of the Offer to 5.00 p.m. on 28 June 2002, neither the Offeror nor, based on information available to the Offeror as at 28 June 2002, any party acting or presumed to be acting in concert with it has acquired or agreed to acquire any further Offer Shares except pursuant to the Offer.

Based on the above and taking into account valid acceptances of the Offer received up to 5.00 p.m. on 28 June 2002, the Offeror and parties acting or presumed to be acting in concert with it now own, control or have agreed to acquire 453,414,307 Offer Shares, representing approximately 90.49 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Note
[1]This includes the 50,000 Shares previously held by Foo See Juan as at the date of announcement of the Offer and which were subsequently sold by him on 31 May 2002 as disclosed in the Offer Document.

2. SUSPENSION OF THE SHARES

As the Offeror has received acceptances pursuant to the Offer which result in the Offeror and parties acting or presumed to be acting in concert with it owning or controlling more than 90 per cent. of the Shares, based on the provisions of the Singapore Exchange Securities Trading Limited ("SGX-ST") Listing Manual currently in force, the SGX-ST will suspend the listing of the Shares on the SGX-ST until such time as it is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public.

The new SGX-ST Listing Manual will come into force on 1 July 2002. Under the new Clause 1105, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90 per cent. of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the securities in issue are held by at least 500 shareholders who are members of the public.

RHR has made an announcement (the "RHR Announcement") on 28 June 2002 that it has made an application on 28 June 2002 to the SGX-ST to refrain from suspending the listing of the Shares even if the Offeror receives acceptances that bring the holdings owned by it and

parties acting in concert with it to above 90 per cent. of the issued and fully-paid capital of RHR, until 19 July 2002 (being the first closing date of the Offer) or such other earlier date as RHR may request. It was also stated in the RHR Announcement that RHR will make a further announcement on the outcome of this application. A copy of the RHR Announcement is available on the SGX-ST website at www.sgx.com.

3. COMPULSORY ACQUISITION AND DELISTING

The Offeror had in the Offer Document stated its intention to exercise its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Act") in the event that it is entitled to do so. As the Offeror has received valid acceptances in respect of not less than 90 per cent. of the Offer Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror is entitled to, and it intends to, exercise its right under Section 215 of the Act to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer for a cash consideration equivalent to the Offer Price of S$1.30 for each Offer Share.

Subject to the completion of such compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the SGX-ST.

4. FINAL CLOSING DATE AND SHUT-OFF NOTICE

As the Offer is unconditional in all respects before the posting of the Offer Document, pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers (revised with effect from 1 January 2002), the Offer must remain open for acceptance for not less than 14 days after the first closing date of 3.30 p.m. on 19 July 2002. **Accordingly, the Offer will remain open for acceptance until 3.30 p.m. on 2 August 2002 (the "Final Closing Date").**

The Offeror has no intention to extend the Offer beyond the Final Closing Date. Accordingly, notice is hereby given that the Offer will not be open for acceptance beyond 3.30 p.m. on the Final Closing Date. Any acceptances received after 3.30 p.m. on the Final Closing Date will be rejected.

5. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their Forms of Acceptance and Authorisation or Forms of Acceptance and Transfer (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on the Final Closing Date.

Shareholders who have not received or have misplaced the relevant acceptance forms should contact The Central Depository (Pte) Limited or M & C Services Private Limited, as the case may be, immediately at the following addresses and telephone numbers:

The Central Depository (Pte) Limited 20 Cecil Street #07-02/05 Singapore Exchange Singapore 049705 Tel: 6535 7511	M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906 Tel: 6227 6660

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

6. SETTLEMENT

In respect of valid acceptances of the Offer that are complete in all respects and have been received before 3.30 pm on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

7. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

28 June 2002

Acceptances by Parties Acting or Presumed to be Acting in Concert with the Offeror

Name of concert parties	**No. of Offer Shares accepted under the Offer**
TOSCAP Limited	229,733,904
ATOS Holding AG	195,795,903
Tudor Court Gallery Pte Ltd	2,439,500
Teo Suan Chin	2,399,000
Hong Leong Foundation	1,968,750
Quek Bee Heong	396,667
Kwek Geok Luan	337,166
Gan Lee Hoon nee Kwek Lee Hoon	158,667
Tan Siok Cheng	80,000
Tan Siok Shong	61,160
Felix Lim Ah Yeong	48,000
Patricia Yeo Wei Ping	46,000
Lorna Chan (spouse of Gan Eng Kiat)	25,000
Tan I Tong	24,480
Chia Ngiang Hong	7,000
Lim Peng Boon	760
Total	**433,521,957**

MASNET No. 120 OF 28.06.2002
Announcement No. 146

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (PREVIOUSLY KNOWN AS CHAMBERFROST LIMITED) FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 28 June 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that as at 5.00 p.m. on 28 June 2002, the Offeror had received valid acceptances in respect of an aggregate of 452,451,107 Shares pursuant to the Offer (including acceptances in respect of 252,000 Shares which are accompanied by contract statements and have not been earmarked), which represent approximately 90.30 per cent. of the issued and fully-paid capital of the Company as at the date of the HSBC Announcement. Shareholders of the Company ("**Shareholders**") may wish to refer to the HSBC Announcement available on the SGX-ST website at www.sgx.com for further details.

Shareholders are further referred to the offer document issued by HSBC for and on behalf of the Offeror dated 17 June 2002, where it was stated that the Offeror intends to exercise its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Act**") in the event that it is entitled to do so. The HSBC Announcement states that as the Offeror has received valid acceptances in respect of not less than 90 per cent. of the Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror is entitled and intends to exercise its right under Section 215 of the Act to compulsorily acquire those Shares not acquired by the Offeror pursuant to the Offer for a cash consideration equivalent to the Offer Price of S$1.30 per Share. It is further stated in the HSBC Announcement that, subject to the completion of such compulsory acquisition, the Company will become a wholly-owned subsidiary of the Offeror and will be delisted from the SGX-ST.

HSBC has also announced, for and on behalf of the Offeror, that the Offer will be extended until 3.30 p.m. on 2 August 2002 (the "**Final Closing Date**"), and that any acceptances of the Offer received by the Offeror after 3.30 p.m. on the Final Closing Date will be rejected.

The Board of Directors wishes to remind Shareholders that a circular to the Shareholders containing the recommendation of the director(s) of the Company considered to be independent for the purpose of the Offer and the advice of the independent financial adviser will be despatched to Shareholders in due course. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in the Company which may be prejudicial to their interests.**

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.
By Order of the Board

Shufen Loh @ Catherine Shufen Loh

Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28/06/2002 to the SGX

MASNET No. 2 OF 29.06.2002
Announcement No. 2

CITY DEVELOPMENTS LIMITED

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR")

29 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR")

We attach herewith a copy of the Press Release issued by M&C on 28 June 2002, for your information.

Release - 28 June 200

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 29/06/2002 to the SGX

28th June 2002

MILLENNIUM & COPTHORNE HOTELS plc

Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR")

Millennium & Copthorne Hotels plc ("the Group") announced on 31 May 2002 its intention to make a voluntary unconditional cash offer (the "Offer"), through a wholly owned subsidiary, M&C Hotels Holdings Limited ("M&CHH"), to acquire all the issued and fully paid ordinary shares (the "Offer Shares") in its subsidiary, Republic Hotels and Resorts Limited ("RHR"). The Offer was made on 17 June 2002.

The Group today announces that M&CHH has received acceptances of an aggregate of Offer Shares, which represents approximately 90.3 per cent. of the issued share capital of RHR.

The Group has previously stated its intention to exercise its right of compulsory acquisition pursuant to section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Act"). As M&CHH has now received valid acceptances in respect of more than 90% of the Offer Shares, M&CHH is entitled to, and intends to, exercise its right under the Act to compulsorily acquire the Offer Shares for which acceptances have not been received.

Subject to the completion of the compulsory acquisition, RHR will become a wholly-owned subsidiary of M&CHH and will be delisted from the Singapore Exchange Securities Trading Limited.

The Offer will remain open for acceptance until 3.30 p.m. (Singapore time) on 2 August 2002.

Enquiries to:

David Thomas — 020 7872 2444
Finance Director, Millennium & Copthorne Hotels plc

Kate Miller — 020 7404 5959
Brunswick Group Limited

Notes to Editors:

MILLENNIUM & COPTHORNE HOTELS

MILLENNIUM & COPTHORNE HOTELS ("the Group") is an international hotel group operating in 17 countries with a portfolio of 91 hotels.

The Group was listed on the London Stock Exchange in 1996. Based upon the issued and paid-up share capital as at 31 December 2001, the market capitalisation of the Group was approximately £858 million as at the close of trading on 27th June, 2002. For further information see the company website www.millenniumhotels.com.

REPUBLIC HOTELS & RESORTS LIMITED

REPUBLIC HOTELS & RESORTS LIMITED ("RHR") owns and operates the Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang and Millennium Hotel Sirih Jakarta. RHR also owns the Seoul Hilton and has an interest in The Heritage Hotel Manila and the Tanglin Shopping Centre, Singapore.

RHR (formerly King's Hotel Ltd) was listed on the Singapore Stock Exchange on 24th April 1968. At the date of this Announcement, RHR's issued and paid-up share capital comprises 501,063,912 ordinary shares of S$1.00 each

MASNET No. 113 OF 28.06.2002
Announcement No. 144

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect (1) cessation of substantial shareholders' direct and deemed interests, (2) new substantial shareholder's direct interest and (3) changes in substantial shareholders' direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 24 June 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SS(Cessation) RHR SS(new).P RHR SS(Change).

Submitted by Boey Mui Tiang, Company Secretary on 28/06/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company	: 27 June 2002
Date of cessation of interest (including deemed interest)	: 24 June 2002
Circumstance giving rise to the cessation	: Acceptances by TOSCAP Limited and ATOS Holding AG of M&C Hotels Holdings Limited's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each ("Shares") in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.
Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee	: S$1.30

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Cessation in Substantial Shareholder's Interests	TOSCAP Limited ("TOSCAP")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares.	229,733,904	45.849	229,733,904	45.849	-	0.000	-	0.000	-	0.000	229,733,904	45.849	-	0.000
Cessation in Substantial Shareholder's Interests	ATOS Holding AG ("ATOS")	(a) Millennium Securities Pte Ltd for ATOS; and	Acceptance of the Offer by ATOS in respect of 195,795,903 Shares.	195,795,903	39.076	195,795,903	39.076	-	0.000	229,733,904	45.849	229,733,904	45.849	195,795,903	39.076	-	0.000
		(b) Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, ATOS ceased to be interested in the Shares of the Company previously held by TOSCAP in which ATOS had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	229,733,904	45.849	-	0.000	-	0.000	-	0.000
Cessation in Substantial Shareholder's Deemed Interests	Millennium & Copthorne (Austrian Holdings) Limited ("M&C AH")	(a) Millennium Securities Pte Ltd for TOSCAP; and (b) Millennium Securities Pte Ltd for ATOS	Acceptance by ATOS and TOSCAP in respect of an aggregate 425,529,807 Shares. Accordingly, M&C AH ceased to be interested in the Shares of the Company previously held by ATOS and TOSCAP in which M&C AH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	425,529,807	84.925	425,529,807	84.925	-	0.000	425,529,807	84.925	-	0.000	-	0.000	-	0.000

Notes:
1) % of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
2) ATOS, TOSCAP and M&C AH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.
3) The aggregate consideration payable to ATOS and part of the aggregate consideration payable to TOSCAP will be treated as an inter-company debt.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company	: 27 June 2002[1]
Date of interest (including deemed interest)	: 24 June 2002
Circumstance giving rise to the interest	: Receipt by M&C Hotels Holdings Limited ("M&C HHL") up to 24 June 2002 of (1) acceptances in respect of an aggregate 438,050,477 ordinary shares of S$1.00 each in the capital of the Company and (2) acceptances accompanied by contract statement(s) in respect of 100,000 ordinary shares in the capital of the Company which are in the process of being credited into the securities accounts of accepting shareholders and which have not been earmarked, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.
Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee	: S$1.30

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Substantial Shareholder's Interests	M&C Hotels Holdings Limited ("M&C HHL")	M&C HHL[2]	M&C HHL became a substantial shareholder of the Company having interest in 438,150,477 *ordinary shares in the capital of the Company*	438,150,477	87.444	-	0.000	438,150,477	87.444	-	0.000	-	0.000	-	0.000	438,150,477	87.444

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL has obtained an extension of time from the Registry of Companies and Businesses to file its notice of substantial shareholding interest within 4 days of such interest.
[2] M&C HHL will be the registered holder of the 438,150,477 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 27 June 2002[2]

Date of change of interest (including deemed interest) : 24 June 2002

Circumstance giving rise to the change : (1) Cessation of deemed interest in ordinary shares of S$1.00 each ("Shares") in the capital of the Company through acceptances by TOSCAP Limited ("TOSCAP"), ATOS Holding AG ("ATOS") and Tudor Court Gallery Pte Ltd ("Tudor Court") of M&C Hotels Holdings Limited's ("M&C HHL") voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in the Offer Document dated 17 June 2002.
(2) Receipt by M&C HHL of acceptances (including acceptances by TOSCAP, ATOS and Tudor Court) in respect of an aggregate 430,304,437 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares") pursuant to the Offer.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, M&C ceased to be interested in the Shares of the Company previously held by TOSCAP in which M&C had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	433,375,847	86.491	203,641,943	40.642	-	0.000	-	0.000
		Millennium Securities Pte Ltd for ATOS	Acceptance of the Offer by ATOS in respect of 195,795,903 Shares. Accordingly, M&C ceased to be interested in the Shares of the Company previously held by ATOS in which M&C had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	195,795,903	39.076	195,795,903	39.076	-	0.000	203,641,943	40.642	7,846,040	1.566	-	0.000	-	0.000
		M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	430,304,437	85.878	7,846,040	1.566	438,150,477	87.444	7,846,040	1.566	438,150,477	87.444	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapore Developments (Private) Limited ("SDPL")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, SDPL ceased to be interested in the Shares of the Company previously held by TOSCAP in which SDPL had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	433,375,847	86.491	203,641,943	40.642	-	0.000	-	0.000
		Millennium Securities Pte Ltd for ATOS	Acceptance of the Offer by ATOS in respect of 195,795,903 Shares. Accordingly, SDPL ceased to be interested in the Shares of the Company previously held by ATOS in which SDPL had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	195,795,903	39.076	195,795,903	39.076	-	0.000	203,641,943	40.642	7,846,040	1.566	-	0.000	-	0.000
		M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	430,304,437	85.878	7,846,040	1.566	438,150,477	87.444	7,846,040	1.566	438,150,477	87.444	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,083,912 ordinary shares of S$1.00 each.
The aggregate consideration payable to ATOS and part of the aggregate consideration payable to TOSCAP will be treated as an inter-company debt.
[1] M&C HHL will be the registered holder of the 430,304,437 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of change of substantial shareholding interest within 4 days of such change.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 27 June 2002[2]

Date of change of interest (including deemed interest) : 24 June 2002

Circumstance giving rise to the change : (1) Cessation of deemed interest in ordinary shares of S$1.00 each ("Shares") in the capital of the Company through acceptances by TOSCAP Limited ("TOSCAP"), ATOS Holding AG ("ATOS") and Tudor Court Gallery Pte Ltd ("Tudor Court") of M&C Hotels Holdings Limited's ("M&C HHL") voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in the Offer Document dated 17 June 2002.
(2) Receipt by M&C HHL of acceptances (including acceptances by TOSCAP, ATOS and Tudor Court) in respect of an aggregate 430,304,437 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares") pursuant to the Offer.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, CDL ceased to be interested in the Shares of the Company previously held by TOSCAP in which CDL had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	433,375,847	86.491	203,641,943	40.642	-	0.000	-	0.000
		Millennium Securities Pte Ltd for ATOS	Acceptance of the Offer by ATOS in respect of 195,795,903 Shares. Accordingly, CDL ceased to be interested in the Shares of the Company previously held by ATOS in which CDL had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	195,795,903	39.076	195,795,903	39.076	-	0.000	203,641,943	40.642	7,846,040	1.566	-	0.000	-	0.000
		M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	430,304,437	85.878	7,846,040	1.566	438,150,477	87.444	7,846,040	1.566	438,150,477	87.444	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, HLIH ceased to be interested in the Shares of the Company previously held by TOSCAP in which HLIH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	435,815,347	86.978	206,081,443	41.129	-	0.000	-	0.000
		Millennium Securities Pte Ltd for ATOS	Acceptance of the Offer by ATOS in respect of 195,795,903 Shares. Accordingly, HLIH ceased to be interested in the Shares of the Company previously held by ATOS in which HLIH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	195,795,903	39.076	195,795,903	39.076	-	0.000	206,081,443	41.129	10,285,540	2.053	-	0.000	-	0.000
		Tudor Court Gallery Pte Ltd ("Tudor Court")	Acceptance of the Offer by Tudor Court in respect of 2,439,500 Shares. Accordingly, HLIH ceased to be interested in the Shares of the Company previously held by Tudor Court in which HLIH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	2,439,500	0.487	2,439,500	0.487	-	0.000	10,285,540	2.053	7,846,040	1.566	-	0.000	-	0.000
		M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	430,304,437	85.878	7,846,040	1.566	438,150,477	87.444	7,846,040	1.566	438,150,477	87.444	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
The aggregate consideration payable to ATOS and part of the aggregate consideration payable to TOSCAP will be treated as an inter-company debt.
[1] M&C HHL will be the registered holder of the 430,304,437 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of change of substantial shareholding interest within 4 days of such change.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 27 June 2002[2]

Date of change of interest (including deemed interest) : 24 June 2002

Circumstance giving rise to the change : (1) Cessation of deemed interest in ordinary shares of S$1.00 each ("Shares") in the capital of the Company through acceptances by TOSCAP Limited ("TOSCAP"), ATOS Holding AG ("ATOS") and Tudor Court Gallery Pte Ltd ("Tudor Court") of M&C Hotels Holdings Limited's ("M&C HHL") voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in the Offer Document dated 17 June 2002.
(2) Receipt by M&C HHL of acceptances (including acceptances by TOSCAP, ATOS and Tudor Court) in respect of an aggregate 430,304,437 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares") pursuant to the Offer.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	Millennium Securities Pte Ltd for TOSCAP	Acceptance of the Offer by TOSCAP in respect of 229,733,904 Shares. Accordingly, KH ceased to be interested in the Shares of the Company previously held by TOSCAP in which KH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	229,733,904	45.849	229,733,904	45.849	-	0.000	435,815,347	86.978	206,081,443	41.129	-	0.000	-	0.000
		Millennium Securities Pte Ltd for ATOS	Acceptance of the Offer by ATOS in respect of 196,795,903 Shares. Accordingly, KH ceased to be interested in the Shares of the Company previously held by ATOS in which KH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	195,795,903	39.076	195,795,903	39.076	-	0.000	206,081,443	41.129	10,285,540	2.053	-	0.000	-	0.000
		Tudor Court Gallery Pte Ltd ("Tudor Court")	Acceptance of the Offer by Tudor Court in respect of 2,439,500 Shares. Accordingly, KH ceased to be interested in the Shares of the Company previously held by Tudor Court in which KH had a deemed interest pursuant to Section 7 of the Companies Act, Chapter 50.	2,439,500	0.487	2,439,500	0.487	-	0.000	10,285,540	2.053	7,846,040	1.566	-	0.000		
		M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	430,304,437	85.878	7,846,040	1.566	438,150,477	87.444	7,846,040	1.566	438,150,477	87.444	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
The aggregate consideration payable to ATOS and part of the aggregate consideration payable to TOSCAP will be treated as an inter-company debt.
[1] M&C HHL will be the registered holder of the 430,304,437 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of change of substantial shareholding interest within 4 days of such change.

MASNET No. 25 OF 27.06.2002
Announcement No. 25

CITY DEVELOPMENTS LIMITED

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 5 months to 31 May 2002

27 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 5 months to 31 May 2002

We attach herewith a copy of the Press Release issued by M&C on 27 June 2002, for your information.

Press Release 27 June 20

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 27/06/2002 to the SGX

27 June 2002

MILLENNIUM & COPTHORNE HOTELS plc

Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 5 months to 31 May 2002

Millennium & Copthorne Hotels plc ("the M&C Group") announced on 31 May 2002 its intention to make a voluntary unconditional cash offer (the "Offer") through a wholly owned subsidiary to acquire all the issued and fully paid ordinary shares in its subsidiary, Republic Hotels and Resorts Limited ("RHR"). The Offer was issued on 17 June 2002.

RHR has today published on The Singapore Stock Exchange its unaudited results for the 5 month period commencing 1 January 2002 and ending on 31 May 2002.

The unaudited results will be reproduced in the circular to be issued by RHR to its shareholders, containing the advice of the financial adviser to the Independent Directors of RHR and the recommendation of the Independent Directors on the Offer.

Extracts of the relevant consolidated RHR group information contained in the announcement, reported in accordance with Singapore GAAP, are set out in the appendix to this release. The directors of the M&C Group consider that these results are in line with expectations.

The Singapore Code on Takeovers and Mergers requires the results of RHR for the 6 months to 30 June 2002 to be published to the Singapore Stock Exchange on or before 26 July 2002 at which time the M&C Group will release them to the London Stock Exchange.

Enquiries to:

David Thomas 020 7872 2444
Finance Director, Millennium & Copthorne Hotels plc

Kate Miller 020 7404 5959
Brunswick Group Limited

Notes to RHR results:

1. The provision for an impairment loss of S$4.0million (£1.5m) on RHR's hotel property in Jakarta, Indonesia, referred to in the release, will not result in a charge to the M&C Group's profit and loss account. This is because, on acquisition in June 1999, the hotel was valued by the Directors of the M&C Group (and recorded in the M&C Group's balance sheet) at a lower amount than in the books of RHR to reflect the prevailing political and economic uncertainty in Indonesia.

2. The current sterling to Singapore dollar exchange rate is approximately £1:S$2.69

Notes to Editors:

MILLENNIUM & COPTHORNE HOTELS

MILLENNIUM & COPTHORNE HOTELS ("the M&C Group") is an international hotel group operating in 17 countries with a portfolio of 91 hotels.

The M&C Group was listed on the London Stock Exchange in 1996. Based upon the issued and paid-up share capital as at 31 December 2001, the market capitalisation of the M&C Group was approximately £852 million as at the close of trading on 26 June, 2002. For further information see the company website www.millenniumhotels.com.

REPUBLIC HOTELS & RESORTS LIMITED

REPUBLIC HOTELS & RESORTS LIMITED ("RHR") owns and operates the Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang and Millennium Hotel Sirih Jakarta. RHR also owns the Seoul Hilton and has an interest in The Heritage Hotel Manila and the Tanglin Shopping Centre, Singapore.

RHR (formerly King's Hotel Ltd) was listed on the Singapore Stock Exchange on 24th April 1968. At the date of this Announcement, RHR's issued and paid-up share capital comprises 501,063,912 ordinary shares of S$1.00 each.

APPENDIX

REPUBLIC HOTELS & RESORTS LIMITED

Financial Statement And Dividend Announcement

Financial statement on consolidated results for the five months ended 31 May 2002. The figures are stated in accordance with Singapore GAAP. These figures have not been audited.

	RHR Group	
	S$'000 5 months ended 31 May 2002	S$'000 6 months ended 30 June 2001
Revenue	101,157	116,920
Investment income	87	60
Other income including interest income	495	776
Operating profit/(loss) before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items [note 1]	24,519	32,554
Interest on borrowings	(5,022)	(7,862)
Depreciation and amortisation	(14,429)	(15,500)
Operating profit	5,068	9,192
Income derived from associated companies	814	2,076
Less income tax	(2,114)	(3,983)
Operating profit after tax	3,768	7,285
Less minority interests [note 2]	0	242
Operating profit/(loss) after tax attributable to members of the company	3,768	7,527

	RHR Group	
	S$'000	S$'000
	5 months ended 31 May 2002	6 months ended 30 June 2001
Earnings per share after deducting any provision for preference dividends:- Based on existing issued share capital [note 3]	0.75 cents	1.50 cents
Net tangible asset backing per ordinary share	$1.18	$1.21

Explanatory Notes:

[1] A further impairment loss on the Group's hotel property in Jakarta of $4,000,000 was included in operating expenses in arriving at the latest 5-month's Group operating profit.

[2] The amount of $242,000 for the previous half year relates to minority shareholders' share of loss. As the minority shareholders' share of loss is limited to their capital contributions, further share of loss incurred during the 5-month's period was fully absorbed by the Group.

[3] The basic earnings per share is calculated based on the consolidated profit after taxation and minority interests but before extraordinary item of $3,768,000 (2001 : $7,527,000) and the number of ordinary shares in issue of 501,063,912 shares (2001 : 501,063,912 shares).

Amount of any adjustment for under or overprovision of tax in respect of prior years
The taxation on the share of profit of the associated company amounted to $268,000 (2001: $493,000) and has been included in the tax charge of the Group.

An overprovision for deferred tax liabilities amounting to $1.2 million was written back during the period, following the reduction in the Singapore statutory tax rate from 24.5% to 22%.

Review of the performance of the company and its principal subsidiaries
Net profit attributable to shareholders was S$3.8 million after charging a provision for a further impairment loss of $4.0 million on the Group's hotel property in Jakarta, Indonesia.

Based on available industry statistics for the first 4 months of the year, visitor arrivals into Singapore dropped by 2.3% to 2.47 million as compared to the same period last year. Industry occupancy and average room rates were 74.9% and $129.35 respectively, both decreased by approximately 4.0% compared to the same period last year. In line with this, the Group's 4 Singapore hotels achieved combined lower revenues during the period under review as compared to the first 5 months of last year. However, this was mitigated by higher revenue from Seoul Hilton resulting in an overall improvement in Group's revenue as compared to the first 5 months of last year.

The Group continues to benefit from lower financing charges and improved operational efficiencies which have been achieved through cost reduction programmes.

Commentary on current year prospects
Copthorne King's Hotel Singapore commenced its refurbishment programme in June 2002. The refurbishment programme is estimated to cost $13 million and is scheduled to complete in the 2nd quarter of 2003.

The economic outlook for the Asian region is challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound.

CITY DEVELOPMENTS LIMITED

ANNOUNCEMENT OF INTERIM RESULTS BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

27 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

ANNOUNCEMENT OF INTERIM RESULTS BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited, a subsidiary of Millennium & Copthorne Hotels plc which in turn is a subsidiary of the Company, has released its unaudited Financial Statement and Dividend Announcement (the "Announcement") for the five months ended 31 May 2002 on 27 June 2002.

The Announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 27/06/2002 to the SGX

MASNET No. 1 OF 27.06.2002
Announcement No. 1

REPUBLIC HOTELS & RESORTS LIMITED

Five Months Financial Statement And Dividend Announcement

Financial statement on consolidated results for the five months ended 31 May 2002.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest 5 months ended 31 May	Previous half year	Change	Latest 5 months ended 31 May	Previous half year	Change
1.(a)	Revenue	101,157	116,920	NM	6,636	23,776	NM
1.(b)	Investment income	87	60	NM	0	14,450	NM
1.(c)	Other income including interest income	495	776	NM	116	158	NM
2.(a)	Operating profit/(loss) before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items [1]	24,519	32,554	NM	(2,854)	16,302	NM
2.(b)(i)	Interest on borrowings	5,022	7,862	NM	1,466	1,945	NM
2.(b)(ii)	Depreciation and amortisation	14,429	15,500	NM	814	1,255	NM
2.(c)	Exceptional items	0	0	NM	0	0	NM
2.(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	5,068	9,192	NM	(5,134)	13,102	NM

		Group			Company		
		S$'000		%	S$'000		%
		Latest 5 months ended 31 May	Previous half year	Change	Latest 5 months ended 31 May	Previous half year	Change
2.(e)	Income derived from associated companies	814	2,076	NM	0	0	NM
2.(f)	Less income tax	2,114	3,983	NM	(555)	3,540	NM
2.(g)(i)	Operating profit/(loss) after tax before deducting minority interests	3,768	7,285	NM	(4,579)	9,562	NM
2.(g)(ii)	Less minority interests [2]	0	242	NM	0	0	NM
2.(h)	Operating profit/(loss) after tax attributable to members of the company	3,768	7,527	NM	(4,579)	9,562	NM
2.(i)(i)	Extraordinary items	0	0	NM	0	0	NM
2.(i)(ii)	Less minority interests	0	0	NM	0	0	NM
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	NM	0	0	NM
2.(j)	Operating profit/(loss) after tax and extraordinary items attributable to members of the company	3,768	7,527	NM	(4,579)	9,562	NM

NM (Not Meaningful): % change is not meaningful as the accounting period under review is for a 5-month period while the Previous half year covers a 6-month period.

		Group Figures	
		Latest 5 months ended 31 May	Previous half year
3.(a)	Earnings per share based on 2(h) above after deducting any provision for preference dividends:- (i) Based on existing issued share capital [3]	0.75 cents	1.50 cents
	(ii) On a fully diluted basis [5]	NA	NA
3.(b)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital [4]	0.75 cents	1.50 cents
	(ii) On a fully diluted basis [5]	NA	NA
3.(c)	Net tangible asset backing per ordinary share	$1.18	$1.21

Explanatory Notes:

[1] A further impairment loss on the Group's hotel property in Jakarta of $4,000,000 was included in operating expenses in arriving at the latest 5-month's Group operating profit.
Allowance for doubtful receivables of $4,000,000 in respect of a loan to a subsidiary was included in the Company operating expenses in arriving at the latest 5-month's Company operating loss.
- Please refer to item 2(a)

[2] The amount of $242,000 for the previous half year relates to minority shareholders' share of loss. As the minority shareholders' share of loss is limited to their capital contributions, further share of loss incurred during the 5-month's period was fully absorbed by the Group.
- Please refer to item 2(g)(ii)

[3] The basic earnings per share is calculated based on the consolidated profit after taxation and minority interests but before extraordinary item of $3,768,000 (2001 : $7,527,000) and the number of ordinary shares in issue of 501,063,912 shares (2001 : 501,063,912 shares).
-Please refer to item 3(a)(i)

[4] The basic earnings per share is calculated based on consolidated profit after taxation, minority interests and extraordinary item of $3,768,000 (2001 : $7,527,000) and the number of ordinary shares in issue of 501,063,912 shares (2001 : 501,063,912 shares).
- Please refer to item 3(b)(i)

[5] Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares.
-Please refer to item 3(a)(ii) and 3(b)(ii)

4.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The taxation on the share of profit of the associated company amounted to $268,000 (2001 : $493,000) and has been included in the tax charge of the Group.

An overprovision for deferred tax liabilities amounting to $1.2 million was written back during the period, following the reduction in the Singapore statutory tax rate from 24.5% to 22%.

4.(b) Amount of any pre-acquisition profits

NIL

4.(c) Amount of profits on any sale of investments and/or properties

NIL

4.(d) Any other comments relating to Paragraph 4

NIL

5.(a) Review of the performance of the company and its principal subsidiaries

Net profit attributable to shareholders was S$3.8 million after charging a provision for a further impairment loss of $4.0 million on the Group's hotel property in Jakarta, Indonesia.

Based on available industry statistics for the first 4 months of the year, visitor arrivals into Singapore dropped by 2.3% to 2.47 million as compared to the same period last year. Industry occupancy and average room rates were 74.9% and $129.35 respectively, both decreased by approximately 4.0% compared to the same period last year. In line with this, the Group's 4 Singapore hotels achieved combined lower revenues during the period under review as compared to the first 5 months of last year. However, this was mitigated by higher revenue from Seoul Hilton resulting in an overall improvement in Group's revenue as compared to the first 5 months of last year.

The Group continues to benefit from lower financing charges and improved operational efficiencies which have been achieved through cost reduction programmes.

5.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which is likely to substantially affect the results of the operations of the Company or of the Group for the financial period in which this report is made.

6. Commentary on current year prospects

Copthorne King's Singapore commenced its refurbishment programme in June 2002. The refurbishment programme is estimated to cost $13 million and is scheduled to complete in the 2nd quarter of 2003.

The economic outlook for the Asian region is challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound.

7. Dividend

(a) Any dividend declared for the present financial period? None

(b) Previous Corresponding Period

Name of Dividend	Interim (declared in August 2001)
Dividend Type	Cash
Dividend Rate	1.5% per ordinary share less tax
Par value of shares	$1.00
Tax Rate	24.5%

(c) Date payable

NA

(d) Books closing date

NA

(e) Any other comments relating to Paragraph 7

NIL

8. Details of any changes in the company's issued share capital

During the period of five months ended 31 May 2002, there was no change in the company's issued share capital.

9. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/05/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$147,970,000	$1,885,000	$141,399,000	$4,033,000

(b) Amount repayable after one year

As at 31/05/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$0	$81,700,000	$0	$79,500,000

(c) Any other comments relating to Paragraph 9

NIL

10. Balance Sheet

NIL

BY ORDER OF THE BOARD

BOEY MUI TIANG
COMPANY SECRETARY
27/06/2002

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

25 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") to acquire all the issued and fully-paid ordinary shares of S$1.00 each (the "Shares") in the capital of Republic Hotels & Resorts Limited ("RHR") not already owned by the Offeror as at the Date of the Offer (the "Offer Shares")

We attach herewith a copy of the announcement issued by HSBC for and on behalf of the Offeror on 24 June 2002 in connection with the level of acceptances of Offer Shares dated 24 June 2002.

Acceptances.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/06/2002 to the SGX

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

VOLUNTARY UNCONDITIONAL CASH OFFER (THE "OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED AND FULLY-PAID ORDINARY SHARES OF S$1.00 EACH (THE "SHARES") IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") NOT ALREADY OWNED BY THE OFFEROR AS AT THE DATE OF THE OFFER (THE "OFFER SHARES")

1. LEVEL OF ACCEPTANCES

HSBC announces, for and on behalf of the Offeror, that the Offeror has, pursuant to the Offer, received valid acceptances as at 5.00 p.m. on 24 June 2002 in respect of an aggregate of 438,150,477 Offer Shares, which represent approximately 87.44 per cent. of the issued and fully-paid capital of RHR as at the date of this announcement ("Announcement"). This includes acceptances in respect of 100,000 Offer Shares which are accompanied by contract statements and have not been earmarked.

Included in the above-mentioned acceptances are acceptances from TOSCAP Limited, ATOS Holding AG, Tudor Court Gallery Pte Ltd, Mr Felix Lim Ah Yeong and Mdm Lorna Chan

(spouse of Mr Gan Eng Kiat), which or who are parties acting or presumed to be acting in concert with the Offeror, in respect of 229,733,904 Offer Shares, 195,795,903 Offer Shares, 2,439,500 Offer Shares, 48,000 Offer Shares and 25,000 Offer Shares, respectively, amounting to an aggregate of 428,042,307 Offer Shares or 85.43 per cent. of the issued and fully-paid capital of RHR.

2. DISCLOSURE OF SHAREHOLDINGS OF PARTIES ACTING OR PRESUMED TO BE ACTING IN CONCERT

Further to the Offer Document dated 17 June 2002 (the "Offer Document") in which holdings and dealings in Shares by parties acting or presumed to be acting in concert with the Offeror were disclosed (based on information available to the Offeror as at 12 June 2002), the Offeror wishes to announce that:-

1. the Offeror has been further informed that Tan Siok Cheng and Tan Siok Shong, who are persons presumed to be acting in concert with the Offeror, have direct interests in 80,000 Shares and 61,160 Shares, respectively; and

2. by its letter dated 24 June 2002, the Securities Industry Council has ruled that:-
   i. Poh Cheng Kin and her brother (who holds an interest in 5,000 Shares as disclosed in the Offer Document) are not persons acting in concert with the Offeror; and
   ii. the presumption that Tan Kah Ho (who sold 5,000 Shares on 17 April 2002 as disclosed in the Offer Document) and his close relatives are acting in concert with the Offeror is rebutted.

Prior to the date of the announcement of the Offer on 31 May 2002, (i) the Offeror did not own or control, nor had it agreed to acquire, any Offer Shares (whether by itself or through nominees), and (ii) based on information available to the Offeror as at 24 June 2002 and taking into account the above, parties acting or presumed to be acting in concert with the Offeror owned, controlled or had agreed to acquire an aggregate of 434,535,157 Offer Shares[1], representing approximately 86.72 per cent. of the issued and fully-paid capital of RHR.

From the date of the announcement of the Offer to 5.00 p.m. on 24 June 2002, neither the Offeror nor, based on information available to the Offeror, any party acting or presumed to be acting in concert with it has acquired or agreed to acquire any further Offer Shares except pursuant to the Offer.

Based on the above and taking into account the valid acceptances of the Offer received up to 5.00 p.m. on 24 June 2002, the Offeror and parties acting or presumed to be acting in concert with it now own, control or have agreed to acquire 444,593,327 Offer Shares, representing approximately 88.73 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Note

[1] *This includes the 50,000 Shares previously held by Foo See Juan as at the date of announcement of the Offer and which were subsequently sold by him on 31 May 2002 as disclosed in the Offer Document.*

3. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium and Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

24 June 2002

MASNET No. 83 OF 24.06.2002
Announcement No. 83

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 20 June 2002 and 21 June 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(20Jun)1 RHR SShdr(21Jun)1

Submitted by Boey Mui Tiang, Company Secretary on 24/06/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 22 June 2002

Date of change of interest (including deemed interest) : 20 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 2,851,630 ordinary shares of S$1.00 each in the capital of the Company, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Note: M&C HHL is regarded as having an interest in the ordinary shares in the capital of the Company which are the subject of the above acceptances, regardless of whether or not settlement and transfer of such shares have taken place.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in these shares held in the name of the registered holder	2,851,630	0.569	2,851,410	0.569	5,703,040	1.138	428,381,217	85.494	431,232,847	86.063	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in these shares held in the name of the registered holder	2,851,630	0.569	2,851,410	0.569	5,703,040	1.138	428,381,217	85.494	431,232,847	86.063	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in these shares held in the name of the registered holder	2,851,630	0.569	2,851,410	0.569	5,703,040	1.138	428,381,217	85.494	431,232,847	86.063	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in these shares held in the name of the registered holder	2,851,630	0.569	2,851,410	0.569	5,703,040	1.138	430,820,717	85.981	433,672,347	86.550	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in these shares held in the name of the registered holder	2,851,630	0.569	2,851,410	0.569	5,703,040	1.138	430,820,717	85.981	433,672,347	86.550	-	0.000	-	0.000

Note: % of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C Hotels Holdings Limited will be the registered holder of the 2,851,630 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 24 June 2002

Date of change of interest (including deemed interest) : 21 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of (1) acceptances in respect of an aggregate 2,043,000 ordinary shares of S$1.00 each in the capital of the Company and (2) acceptances accompanied by contract statement(s) in respect of 100,000 ordinary shares in the capital of the Company which are in the process of being credited into the securities accounts of accepting shareholders and which have not been earmarked, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Note: M&C HHL is regarded as having an interest in the ordinary shares in the capital of the Company which are the subject of the above acceptances, regardless of whether or not settlement and transfer of such shares have taken place.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				**Direct**			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in these shares held in the name of the registered holder	2,143,000	0.428	5,703,040	1.138	7,846,040	1.566	431,232,847	86.063	433,375,847	86.491	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in these shares held in the name of the registered holder	2,143,000	0.428	5,703,040	1.138	7,846,040	1.566	431,232,847	86.063	433,375,847	86.491	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in these shares held in the name of the registered holder	2,143,000	0.428	5,703,040	1.138	7,846,040	1.566	431,232,847	86.063	433,375,847	86.491	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in these shares held in the name of the registered holder	2,143,000	0.428	5,703,040	1.138	7,846,040	1.566	433,672,347	86.550	435,815,347	86.978	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in these shares held in the name of the registered holder	2,143,000	0.428	5,703,040	1.138	7,846,040	1.566	433,672,347	86.550	435,815,347	86.978	-	0.000	-	0.000

Note: % of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.

[1] M&C Hotels Holdings Limited will be the registered holder of the 2,143,000 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

M & C SERVICES PRIVATE LIMITED

Share Registration, Company Secretarial & General Consultancy Services

138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Telephone 227 6660
Fax : 225 1452 Share Registration
223 1735 Secretarial
226 6834 Accountancy
227 9824 Payroll

17 June 2002
AW/CF (RHR)

The Manager
Singapore Exchange Securities Trading Limited
2 Shenton way
28th floor, SGX Centre 1
Singapore 068804

Dear Sir,

REPUBLIC HOTELS & RESORTS LIMITED
Offer Document dated 17 June 2002

On behalf of Republic Hotels & Resorts Limited, we forward herewith the following for your attention:-

a) 120 copies of the Offer Document dated 17 June 2002

b) Diskette containing the PDF file

Yours faithfully,
for M & C SERVICES PRIVATE LIMITED
AS REGISTRARS FOR
REPUBLIC HOTELS & RESORTS LIMITED

Manager

enc.
c.c. Ms Yvonne Boey - RHRL

17/6/02

OFFER DOCUMENT DATED 17 JUNE 2002

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in doubt about this Offer, you should consult your stockbroker, bank manager, solicitor or other professional adviser.

The Hongkong and Shanghai Banking Corporation Limited is acting for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "Offeror") and does not purport to advise the shareholders of Republic Hotels & Resorts Limited ("RHR").

If you have sold or transferred all your issued and fully-paid ordinary shares of S$1.00 each in the capital of RHR ("Shares") held through The Central Depository (Pte) Limited ("CDP"), you need not forward this Offer Document and the accompanying Form of Acceptance and Authorisation ("FAA") to the purchaser or transferee as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the purchaser or transferee. If you have sold or transferred all your Shares which are not deposited with CDP, you should at once hand this Offer Document and the accompanying Form of Acceptance and Transfer to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale for onward transmission to the purchaser or transferee.

The views of the independent directors of RHR and the financial adviser to the independent directors of RHR on the Offer will be made available to you in due course. You should consider the views of the independent directors of RHR and the financial adviser to the independent directors of RHR on the Offer before taking any decision on the Offer.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Offer Document.

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited

(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)

(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc

(Incorporated in England and Wales)

to acquire all the Shares in the capital of

Republic Hotels & Resorts Limited

(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

ACCEPTANCES SHOULD BE RECEIVED BY THE CLOSE OF THE OFFER AT 3.30 P.M. ON 19 JULY 2002 OR SUCH LATER DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE OFFEROR.

The procedures for acceptance are set out in Appendix IV to this Offer Document.

CONTENTS

Page

Except where the context otherwise requires, the following definitions apply throughout this Offer Document, the FAA and the FAT:-

Companies

"ATOS"	:	ATOS Holding AG
"CDL"	:	City Developments Limited
"CDL Group"	:	CDL, its subsidiaries and associated companies
"CES"	:	City e-Solutions Limited (formerly known as CDL Hotels International Limited)
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"M&C"	:	Millennium & Copthorne Hotels plc
"M&C Group"	:	M&C, its subsidiaries and associated companies
"Offeror"	:	M&C Hotels Holdings Limited (previously known as Chamberfrost Limited)
"RHR" or "Company"	:	Republic Hotels & Resorts Limited
"RHR Group"	:	RHR, its subsidiaries and associated companies
"TOSCAP"	:	TOSCAP Limited

General

"Act"	:	Companies Act, Chapter 50 of Singapore
"Announcement"	:	Announcement of the Offer dated 31 May 2002 by HSBC, for and on behalf of the Offeror
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	3.30 p.m. on 19 July 2002 (or such later date(s) as may be announced from time to time by or on behalf of the Offeror), being the last date for the lodgment of acceptances of the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers (revised with effect from 1 January 2002)
"FAA"	:	Form of Acceptance and Authorisation
"FAT"	:	Form of Acceptance and Transfer
"HSBC"	:	The Hongkong and Shanghai Banking Corporation Limited
"Interim Results"	:	Has the meaning ascribed to it on page 13 of this Offer Document
"Latest Practicable Date"	:	12 June 2002, being the latest practicable date prior to the printing of this Offer Document
"LSE"	:	London Stock Exchange Limited
"Market Day" or "Dealing Day"	:	A day on which the SGX-ST is open for trading of securities

"NAV"	:	Net asset value
"NTA"	:	Net tangible assets
"Offer"	:	The voluntary unconditional cash offer by HSBC, for and on behalf of the Offeror, to acquire all the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT
"Offer Document"	:	This document dated 17 June 2002 issued by HSBC, for and on behalf of the Offeror, in respect of the Offer
"Offer Price"	:	S$1.30 in cash for each Offer Share
"Offer Shares"	:	All the Shares not already owned by the Offeror as at the date of the Offer
"PER"	:	Price earnings ratio
"Securities Account"	:	A securities account maintained by a Depositor with CDP, but does not include a securities sub-account
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Holders of the Offer Shares, including persons whose Offer Shares are deposited with CDP or who have purchased Offer Shares on the SGX-ST
"Shares"	:	Issued and fully-paid ordinary shares of S$1.00 each in the capital of RHR
"SIC"	:	Securities Industry Council of Singapore
"USA"	:	United States of America
"ATS"	:	Austrian schillings
"£" and "p"	:	British pounds and pence, respectively
"€"	:	Euro, the lawful currency of the participating member states of the European Union
"S$" and "cents"	:	Singapore dollars and cents, respectively
"%" or "per cent."	:	Per centum or percentage

The term "Depositor" shall have the meaning ascribed to it in Section 130A of the Act.

The term "acting in concert" shall have the meaning ascribed to it in the Code.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall, where applicable, include corporations.

Any reference in this Offer Document to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or the Code or any modification thereof and used in this Offer Document shall, where applicable, have the meaning assigned to it under the Act or the Code or such modification, as the case may be, unless the context otherwise requires.

Any reference in this Offer Document to a time of day and date shall be a reference to Singapore time and date respectively, unless otherwise stated.

HSBC

17 June 2002

To: The Shareholders of RHR

Dear Sir/Madam

VOLUNTARY UNCONDITIONAL CASH OFFER BY HSBC, FOR AND ON BEHALF OF THE OFFEROR, FOR THE OFFER SHARES

1. INTRODUCTION

On 31 May 2002, HSBC announced, for and on behalf of the Offeror, that the Offeror intends to make a voluntary unconditional cash offer to acquire all the Offer Shares in accordance with the Code. The Offeror is a wholly-owned subsidiary of M&C.

As at the Latest Practicable Date, the Offeror does not have any subsidiaries and the Offeror does not own or control, nor has it agreed to acquire, any Shares (whether by itself or through nominees).

TOSCAP and ATOS are parties acting in concert with the Offeror. As at the Latest Practicable Date, TOSCAP has a direct interest in 229,733,904 Shares and ATOS has a direct interest in 195,795,903 Shares. TOSCAP is a wholly-owned direct subsidiary of ATOS, which is in turn a wholly-owned subsidiary of M&C. M&C will procure TOSCAP and ATOS to accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, representing 84.93 per cent. of the issued and fully-paid capital of the Company as at the Latest Practicable Date. The supervisory board of ATOS has by a resolution dated 8 June 2002 consented to the sale by ATOS of its 195,795,903 Shares to the Offeror and the board of directors of TOSCAP has on 10 June 2002 resolved to accept the Offer in respect of its 229,733,904 Shares.

As at the Latest Practicable Date, the Offeror and parties acting or presumed to be acting in concert with it have interests in an aggregate of 434,348,997 Shares, representing approximately 86.69 per cent. of the issued and fully-paid capital of RHR. Details of the shareholdings of the Offeror and parties acting or presumed to be acting in concert with it as at the Latest Practicable Date and their dealings in the Shares during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date are disclosed in paragraphs 1(a) and 1(b) of Appendix V to this Offer Document, respectively.

Neither the Offeror nor any party acting in concert with it has received any irrevocable undertaking from any party to accept or reject the Offer as at the Latest Practicable Date.

This Offer Document contains the formal Offer by HSBC, for and on behalf of the Offeror, for all the Offer Shares.

2. THE OFFER

For and on behalf of the Offeror, HSBC hereby offers to acquire all the Offer Shares in accordance with the Code. The Offer extends to all the Offer Shares owned, controlled or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror.

The Offer is made, subject to the terms and conditions set out in this Offer Document, the FAA and the FAT, on the following basis:-

(a) Consideration

For each Offer Share : S$1.30 in cash

The Offer Shares will be acquired fully paid, free from all charges, liens, pledges and other encumbrances and together with all rights attached thereto as at 31 May 2002 (being the date of the Announcement) and thereafter attaching thereto, including the right to all dividends (except for dividends in respect of the financial year ended 31 December 2001, including dividends paid on 6 June 2002), rights and other distributions (if any) declared, made or paid thereon on or after 31 May 2002.

(b) Unconditional Offer

THE OFFER IS UNCONDITIONAL IN ALL RESPECTS.

Under Rule 15.1 of the Code, a voluntary offer must be conditional upon the offeror receiving acceptances in respect of voting rights which, together with voting rights acquired or agreed to be acquired before or during the offer, will result in the offeror and persons acting in concert with it holding more than 50 per cent. of the voting rights.

As TOSCAP and ATOS, which are parties acting in concert with the Offeror, have direct interests in an aggregate of 425,529,807 Shares representing 84.93 per cent. of the issued and fully-paid capital of the Company as at the Latest Practicable Date, the Offer is not subject to any condition as to a mininum level of acceptance.

(c) Warranty by Accepting Shareholders

Acceptance of the Offer will be deemed to constitute an unconditional and irrevocable warranty by the accepting Shareholder(s) that each Offer Share in respect of which the Offer is accepted is sold by the accepting Shareholder(s), as or on behalf of the beneficial owner(s), fully paid, free from all charges, liens, pledges and other encumbrances and together with all rights attached thereto as at 31 May 2002 (being the date of the Announcement) and thereafter attaching thereto, including the right to all dividends (except for dividends in respect of the financial year ended 31 December 2001, including dividends paid on 6 June 2002), rights and other distributions (if any) declared, made or paid thereon on or after 31 May 2002.

(d) Duration of the Offer

(i) Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will be open for acceptance by Shareholders for a period of at least 28 days from the date of despatch of this Offer Document.

Accordingly, the Offer will close at 3.30 p.m. on 19 July 2002 (or such later date(s) as may be announced from time to time, by or on behalf of the Offeror).

(ii) If the Offer is revised, the Offer will remain open for acceptance for a period of at least 14 days from the date of despatch of written notification of the revision to the Shareholders. In any case, where the terms are revised, the benefit of the Offer (as so revised) will be made available to each Shareholder who had previously accepted the Offer.

(iii) In any announcement of an extension of the Offer, the next expiry date of the Offer will be stated.

3. INFORMATION ON THE OFFEROR, CDL, M&C, ATOS AND TOSCAP

OFFEROR

The Offeror was incorporated in England and Wales on 2 April 2002 as an investment holding company. As at the Latest Practicable Date, it has an authorised share capital of £100 divided into 100 ordinary shares of £1.00 each and an issued and paid-up share capital of £1.00 divided into one ordinary share of £1.00. The Offeror is a wholly-owned subsidiary of M&C. The directors of the Offeror are Messrs John Wilson, Anthony Grahame Potter, David Fraser Thomas and Wong Hong Ren.

CDL

Incorporated in the Republic of Singapore in 1963, CDL has been at the forefront of Singapore's property industry with close to 40 years of experience. Today, the CDL Group is an established international property and hotel group. As a leading residential developer, CDL has built over 15,000 homes since 1963. The CDL Group is also one of Singapore's biggest commercial landlords with more than 30 commercial buildings.

CDL has, as at the Latest Practicable Date, an authorised share capital of S$2,000,000,000 divided into 4,000,000,000 ordinary shares of S$0.50 each. As at the Latest Practicable Date, CDL's issued and paid-up share capital is S$400,510,862 divided into 801,021,724 ordinary shares of S$0.50 each. The directors of CDL are Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Chee Keng Soon, Sim Miah Kian, Chow Chiok Hock, Ong Pang Boon, Foo See Juan, Kwek Leng Peck, Han Vo-Ta and Tang See Chim. The market capitalisation of CDL was approximately S$4,846.2 million as at the close of trading on the Latest Practicable Date.

M&C

M&C was incorporated in England and Wales in 1994. It is the holding company of an international hotel group operating in 17 countries with a portfolio of 91 hotels. M&C is listed on the LSE. Prior to M&C's listing on the LSE in 1996, M&C was a wholly-owned subsidiary of CES (then known as CDL Hotels International Limited). In 1999, by way of a reorganisation exercise, CES's hotel interests in Asia Pacific (including its 68.38 per cent. interest in RHR) were transferred to M&C. Later that year, the M&C Group acquired the Seoul Hilton in South Korea through RHR, and the USA hotel interests of Regal Hotels International Holdings Limited, which then comprised 28 hotels and a company which held management contracts in a further 19 properties in the USA. M&C increased its interest in RHR by 6.74 per cent. in July 1999 and 9.81 per cent. in April 2000. The CDL Group owns a 52.29 per cent. interest in M&C.

M&C has, as at the Latest Practicable Date, an authorised share capital of £300,000,000 divided into 1,000,000,000 ordinary shares of £0.30 each. As at the Latest Practicable Date, the issued and paid-up share capital is £84,788,117.40 divided into 282,627,058 ordinary shares of £0.30 each. The directors of M&C are Messrs Kwek Leng Beng, John Wilson, David Fraser Thomas, Anthony Grahame Potter, Wong Hong Ren, John Sclater, Christopher Sneath, Kwek Leng Peck, Kwek Leng Joo, Frederick Brown, Sir Idris Pearce, The Viscount Thurso and Charles Kirkwood. The market capitalisation of M&C was approximately £982.1 million as at the close of trading on 11 June 2002.

The ultimate holding company of CDL, M&C and the Offeror is HLIH, a company incorporated in the Republic of Singapore and controlled by certain members of the Kwek family.

Additional information on the Offeror, M&C and CDL, including details of their respective directors, is set out in Appendices I, II and III, respectively, to this Offer Document.

ATOS

ATOS was incorporated in Austria in 1999 and has, as at the Latest Practicable Date, an authorised and issued and paid-up share capital of €78,486.66 (ATS1,080,000) divided into 1,080 ordinary shares of €72.67 (ATS1,000) each. ATOS is a wholly-owned subsidiary of M&C. Messrs Kwek Leng Beng, Kwek Leng Peck and Kwek Leng Joo are members of the supervisory board. Dr. Alfred W. Mallmann and Messrs Wong Hong Ren, Steven Andrew Whitcher and David Fraser Thomas are members of the management board. The principal activity of ATOS is that of an investment holding company.

TOSCAP

TOSCAP was incorporated in the Republic of Singapore in 2000 and has, as at the Latest Practicable Date, an authorised share capital of S$30,000,000 divided into 30,000,000 ordinary shares of S$1.00 each and an issued and paid-up share capital of S$24,775,000 divided into 24,775,000 ordinary shares of S$1.00 each. TOSCAP is a wholly-owned direct subsidiary of ATOS. The directors of TOSCAP are Messrs Kwek Leng Peck and Wong Hong Ren. The principal activity of TOSCAP is that of an investment holding company.

4. INFORMATION ON RHR

RHR was incorporated in the Republic of Singapore in 1967 and acquired public status in 1968. RHR is 84.93 per cent. owned by the M&C Group. RHR has, as at the Latest Practicable Date, an authorised share capital of S$1,000,000,000 divided into 1,000,000,000 Shares. As at the Latest Practicable Date, the issued and paid-up share capital is S$501,063,912 divided into 501,063,912 Shares.

As at the Latest Practicable Date, the RHR Group has a network of 8 hotels with more than 3,500 rooms in Singapore, Indonesia, Malaysia, South Korea and the Philippines. The RHR Group owns and/or operates the Copthorne King's Hotel Singapore, Copthorne Orchid Hotel Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang, Millennium Hotel Sirih Jakarta, The Heritage Hotel, Manila and the Seoul Hilton. The RHR Group also owns approximately 34 per cent. of the total lettable area of Tanglin Shopping Centre, Singapore and 325 carpark lots therein.

The directors of RHR are Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Sim Miah Kian, Hamish Alexander Christie, Dato' Teoh Chew Peng, Yeoh Cheng Kung, Foo See Juan, Kwek Leng Kee, Wong Hong Ren, John Wilson and Dr. Manfred Otto Barth.

5. REASONS FOR THE OFFER AND FUTURE PLANS FOR THE RHR GROUP

(a) Reasons for the Offer

The Offer is being made by the Offeror for the purpose of privatising the Company. The reasons for the privatisation are as follows:-

Better flexibility in managing RHR's resources

Taking RHR private will provide M&C more flexibility and efficiency in managing the resources within the M&C Group and presents an opportunity to further streamline and integrate the operations of RHR with the operations of the rest of the M&C Group.

Market performance of the Shares

The share price of RHR has been trading significantly below its audited NAV per Share as at 31 December 2001 of S$1.21 over the 12 months prior to the Announcement. As at 30 May 2002 (being the Market Day immediately preceding the Announcement), the last transacted price of S$0.91 per Share represents a discount of approximately 25 per cent. to its NAV per Share as at 31 December 2001 of S$1.21.

Trading volume of the Shares

The trading volume of the Shares has been low, with an average daily trading volume of approximately 40,000 Shares over the 12 months prior to the Announcement.

(b) Benchmarking the Offer

(i) Market Quotations

The table below sets out the premium which the Offer Price represents over the Share price at various periods:

	Share price*	Premium of Offer Price over Share price
Closing price on the Latest Practicable Date	S$1.28	2%
Closing price on 30 May 2002, being the Market Day immediately preceding the Announcement	S$0.91	43%
Weighted average of the last transacted prices at which the Shares had traded on the SGX-ST over the 1 month preceding the date of the Announcement	S$0.86	51%
Weighted average of the last transacted prices at which the Shares had traded on the SGX-ST over the 6 months preceding the date of the Announcement	S$0.77	69%
Weighted average of the last transacted prices at which the Shares had traded on the SGX-ST over the 12 months preceding the date of the Announcement	S$0.73	78%

** Source: Bloomberg*

The highest closing price of the Shares during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date is S$1.29, which price was transacted on 4 June 2002 and 5 June 2002.

The lowest closing price of the Shares during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date is S$0.62, which price was transacted on 7 December 2001, 10 December 2001, 11 December 2001, 13 December 2001 and 19 December 2001.

Set out below is a chart illustrating the closing price of the Shares for the 12 months prior to the Latest Practicable Date.

Share Price Performance for the 12 months prior to the Latest Practicable Date


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
S$
Announcement of the Offer on 31 May 2002
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02

Source: Share prices were extracted from Bloomberg

(ii) Earnings

Based on the audited consolidated profit and loss accounts of RHR for the financial year ended 31 December 2001 and the weighted average number of 501,063,912 Shares outstanding during the financial year ended 31 December 2001, the Offer Price of S$1.30 represents a PER of approximately 38.2 times based on its earnings per Share of 3.4 cents.

(iii) Net Tangible Assets

Based on the audited consolidated balance sheet of RHR as at 31 December 2001, the Offer Price of S$1.30 represents a premium of approximately 8 per cent. over the NTA per Share of S$1.20.

(iv) Dividend

For the financial year ended 31 December 2001, the board of RHR has declared an interim dividend of 1.5% less 24.5% tax, which was paid to Shareholders on 27 September 2001, and a final dividend of 2.0% less 22% tax and a special dividend of 2.5% less 22% tax, which were paid to Shareholders on 6 June 2002.

(v) Value of the Offer

The Offer values RHR at S$651,383,085.60 based on its issued and fully-paid capital of 501,063,912 Shares as at the Latest Practicable Date.

Conclusion

Given the poor price performance of the Shares and its illiquid trading, the Offeror believes that the Offer represents an attractive proposition to the Shareholders and an opportunity for Shareholders to realise their entire investment in the Shares for cash, at a price higher than what they could have obtained under the market conditions prevailing before the Announcement.

(c) ***Future plans for the RHR Group***

It is the intention of M&C and the Offeror that in the near term, the RHR Group will continue with its existing activities. M&C and the Offeror currently have no plans for major changes to the existing businesses of the RHR Group, the redeployment of the fixed assets of the RHR Group or the continued employment of existing employees of the RHR Group following the completion of the Offer.

6. COMPULSORY ACQUISITION AND DELISTING

It is the intention of the Offeror to make RHR its wholly-owned subsidiary and it is not the intention of the Offeror to preserve the listing status of RHR. If the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror will exercise its right under Section 215 of the Act to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer (the "Compulsory Acquisition").

In view of the 425,529,807 Shares in respect of which M&C will procure ATOS and TOSCAP to accept the Offer, the Offeror will receive acceptances in respect of 84.93 per cent. of the issued and fully-paid capital of the Company. The supervisory board of ATOS has by a resolution dated 8 June 2002 consented to the sale by ATOS of its 195,795,903 Shares to the Offeror and the board of directors of TOSCAP has on 10 June 2002 resolved to accept the Offer in respect of its 229,733,904 Shares. Therefore, the Offeror will be entitled to, and it intends to, exercise its right of compulsory acquisition in the event that it receives additional acceptances of the Offer representing 5.07 per cent. or more of the Offer Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees).

Upon completion of the Compulsory Acquisition, RHR will become a wholly-owned subsidiary of the Offeror. The Offeror intends to seek a delisting of RHR from the SGX-ST.

Shareholders should note that, under Section 215(3) of the Act, Shareholders also have a right to require the Offeror to acquire their Shares in the event the Offeror or its nominee acquires, pursuant to the Offer, such number of Shares which, together with Shares held by it, its subsidiaries or their respective nominees, comprise 90 per cent. or more of the Shares. Shareholders should consult their own legal advisers in respect of their rights under Section 215 of the Act.

Even if the Offeror does not proceed with the Compulsory Acquisition:-

(a) based on the provisions of the SGX-ST Listing Manual currently in force, should the Offeror receive acceptances pursuant to the Offer that bring the ownership of the Offeror and its concert parties in the Shares to above 90 per cent. of the Shares, the SGX-ST will suspend the listing of the Shares on the SGX-ST until such time as it is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public.

The new SGX-ST Listing Manual will come into force on 1 July 2002. Under the new Clause 1105, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90 per cent. of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the securities in issue are held by at least 500 shareholders who are members of the public.

Given its intention to make RHR its wholly-owned subsidiary, the Offeror does not intend to undertake any placement of Shares to comply with the SGX-ST's shareholding spread requirement; and

(b) the Offeror may at its discretion make an application to the SGX-ST to voluntarily delist RHR pursuant to Clauses 1306 and 1307 of the new SGX-ST Listing Manual which will come into force on 1 July 2002.

In this respect, Shareholders should note that Clauses 1306 and 1307 of the new SGX-ST Listing Manual require, amongst other things, the following to be fulfilled:-

(i) RHR shall convene a general meeting to obtain Shareholders' approval for the delisting;

(ii) The resolution to delist shall have been approved by a majority of at least 75 per cent. in nominal value of the Shares held by Shareholders present and voting, on a poll, either in person or by proxy at the meeting (RHR's directors and controlling Shareholder need not abstain from voting on the resolution);

(iii) The resolution must not have been voted against by 10 per cent. or more in nominal value of the Shares held by the Shareholders present and voting, on a poll, either in person or by proxy at the meeting;

(iv) A reasonable exit alternative, which should normally be in cash, should be offered to Shareholders; and

(v) RHR should normally appoint an independent financial adviser to advise on the exit offer.

Shareholders should note that by virtue of the Code, except with the consent of the SIC, the Offeror and parties acting in concert with it may not make a second offer for RHR nor acquire any Shares at a higher price than the Offer Price or on better terms than the Offer within six months of the date of the close of the Offer. The Offeror and the parties acting in concert with it must also not enter into any special deals with any Shareholder.

7. CONFIRMATION OF FINANCIAL RESOURCES

HSBC, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy in full all acceptances of the Offer by the Shareholders, other than ATOS and (to the extent the consideration payable is treated as an inter-company debt) TOSCAP.

The consideration per Offer Share payable to ATOS and TOSCAP upon their acceptances of the Offer is the same as that offered to the minority Shareholders.

8. OVERSEAS SHAREHOLDERS

The making of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of RHR or, as the case may be, in the records of CDP ("Overseas Shareholders") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror and HSBC and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholders for any such taxes, imposts, duties or other requisite payments as the Offeror and/or HSBC and/or any person acting on their behalf may be required to pay. **If you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

Where there are potential restrictions on sending this Offer Document, the FAAs and the FATs to any overseas jurisdiction, the Offeror and HSBC reserve the right not to send these documents to such overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain a copy of this Offer Document, the FAA or FAT, as the case may be, and any related documents during normal business hours and up to the Closing Date, from the office of M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906. Alternatively, an Overseas Shareholder may write to M & C Services Private Limited at the above address to request for the Offer Document, the FAA or FAT, as the case may be, and any related documents to be sent to an address in Singapore by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three Market Days prior to the Closing Date). The Offer is, however, made to all Shareholders (for all Offer Shares) including those to whom the Offer Document may not be despatched.

The Offeror and HSBC each reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Overseas Shareholders by announcement to the SGX-ST or paid advertisement in a daily newspaper published and circulated in Singapore, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure of any Shareholder to receive or see such announcement or advertisement and all references in this Offer Document to notices or the provision of information in writing by or on behalf of the Offeror shall be construed accordingly.

9. RESPONSIBILITY STATEMENT

The directors of the Offeror and M&C (including those who may have delegated detailed supervision of this Offer Document) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Offer Document are fair and accurate and that no material facts have been omitted from this Offer Document, and they jointly and severally accept responsibility accordingly.

Where information has been extracted from published or publicly available sources (including, without limitation, information relating to RHR and CDL), the sole responsibility of the directors of the Offeror and M&C has been to ensure through reasonable enquiries that such information is accurately extracted and reflected in this Offer Document.

10. GENERAL

The views of the independent directors of RHR and the financial adviser to the independent directors of RHR on the Offer will be made available to Shareholders in due course. Shareholders should consider the views of the independent directors of RHR and the financial adviser to the independent directors of RHR on the Offer before taking any decision on the Offer.

On 12 June 2002, RHR announced that it plans to issue its unaudited results for the five-month period commencing 1 January 2002 and ending on 31 May 2002 (the "Interim Results") on or around the end of June 2002 and to include the Interim Results in the circular(s) that will be despatched to Shareholders containing the recommendation of the independent directors of the Company and the opinion of the financial adviser to the independent directors of RHR on the Offer. Shareholders should also consider the Interim Results before taking any decision on the Offer.

The Offer, this Offer Document, the FAA and the FAT, all acceptances of the Offer, all contracts made pursuant thereto and all actions taken or made or deemed to be taken or made in relation to any of the foregoing shall be governed by, and construed in accordance with, the laws of the Republic of Singapore, and the Offeror and the accepting Shareholders submit to the non-exclusive jurisdiction of the Singapore courts. A person who is not party to any contracts made pursuant to the Offer, this Offer Document, the FAA and FAT has no rights under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of such contracts.

The Offeror and HSBC each reserves the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein or in the FAA or the FAT, or if made otherwise than in accordance with the provisions herein and in the FAA and the FAT.

Any omission to despatch this Offer Document, the FAA and the FAT or any notice or announcement required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way.

Additional general information is provided in Appendix V to this Offer Document. Your attention is also drawn to Appendices I to IV which form part of this Offer Document.

Yours faithfully
For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited

Harry Naysmith
Managing Director
Corporate Finance & Advisory

1. Directors

The names, addresses and descriptions of all the directors of the Offeror as at the Latest Practicable Date are as follows:-

Name	Address	Description
John Wilson	Wistaria Cottage 34 Reynolds Road Beaconsfield Buckinghamshire HP9 2NQ United Kingdom	Director
Anthony Grahame Potter	Villa Sogno Fulmer Road Gerrards Cross Buckinghamshire SL9 7EG United Kingdom	Director
David Fraser Thomas	Glendevon 9 Cheyne Walk Croydon Surrey CR0 7HH United Kingdom	Director
Wong Hong Ren	43 Mount Sinai Avenue Singapore 277181	Director

2. Outline of the Group Structure

An outline of the group structure of the relevant companies referred to in this Offer Document, as at the Latest Practicable Date, is set out below:-


HLIH
48.21% (1)
CDL
52.29% (2)
M&C
100% (3)
100%
ATOS
Offeror
100%
TOSCAP
45.85%
39.08%
RHR

(1) HLIH's 48.21 per cent. interest in CDL is held through various companies in the HLIH group of companies.
(2) CDL's 52.29 per cent. interest in M&C is held through various companies in the CDL Group.
(3) M&C's interest in ATOS is held through an intermediate wholly-owned subsidiary of M&C.

3. Financial Summary

No audited financial statements of the Offeror have been prepared since its incorporation.

4. Material Changes in Financial Position

Save as a result of the making and financing of the Offer, there has been no publicly known material change in the financial position of the Offeror since its incorporation.

5. Registered Office

The registered office of the Offeror is at Victoria House, Victoria Road, Horley, Surrey RH6 7AF, United Kingdom.

APPENDIX II – ADDITIONAL INFORMATION ON M&C

1. Directors

The names, addresses and descriptions of all the directors of M&C as at the Latest Practicable Date are as follows:-

Name	Address	Description
Kwek Leng Beng	12 Tanglin Hill Singapore 248049	Non-Executive Chairman
John Wilson	Wistaria Cottage 34 Reynolds Road Beaconsfield Buckinghamshire HP9 2NQ United Kingdom	Chief Executive Officer
David Fraser Thomas	Glendevon 9 Cheyne Walk Croydon Surrey CR0 7HH United Kingdom	Group Finance Director
Anthony Grahame Potter	Villa Sogno Fulmer Road Gerrards Cross Buckinghamshire SL9 7EG United Kingdom	Chief Operating Officer
Wong Hong Ren	43 Mount Sinai Avenue Singapore 277181	Investment Manager
John Sclater	Sutton Hall Barcombe Lewes East Sussex BN8 5EB United Kingdom	Independent Non-Executive Director
Christopher Sneath	109 High Street London N14 6BP United Kingdom	Independent Non-Executive Director
Kwek Leng Peck	301 Tanglin Road Singapore 247950	Non-Executive Director
Kwek Leng Joo	2 Chatsworth Avenue Singapore 249846	Non-Executive Director
Frederick Brown	Little Nearton 2 Nether Lane Flore Northampton NN7 4LR United Kingdom	Non-Executive Director
Sir Idris Pearce	G3 Albany Piccadilly London W1J OAT United Kingdom	Independent Non-Executive Director
The Viscount Thurso	116 Swan Court Chelsea Manor Street London SW3 United Kingdom	Non-Executive Deputy Chairman and Senior Independent Director
Charles Kirkwood	1 River Road, PO Box 67 Shawnee-on-Delaware PA 18356, USA	Independent Non-Executive Director

2. Financial Summary

A summary of the audited consolidated results of M&C for the last three financial years ended 31 December 2001 (as extracted from the annual reports of M&C for the last two financial years ended 31 December 2001) is set out below:-

	For the financial year ended 31 December		
	1999 (restated) [1]	2000	2001
(In £ millions, unless otherwise stated)			
Turnover	343.1	722.8	670.5
Share of turnover of joint ventures	—	(31.9)	(75.9)
Group turnover	343.1	690.9	594.6
Total operating profit	105.3	194.0	112.6
Interest receivable and other income	7.0	10.3	9.4
Interest payable and other expenses	(28.8)	(75.2)	(67.8)
Exceptional items	—	—	—
Profit before taxation	83.5	129.1	54.2
Taxation	(19.5)	(22.5)	(9.7)
Profit after taxation	64.0	106.6	44.5
Minority interests	(5.1)	(13.5)	(9.1)
Profit for the financial year	58.9	93.1	35.4
Dividends paid and proposed	(23.5)	(35.2)	(35.3)
Retained profit for the year	35.4	57.9	0.1
Earnings per share (p) [2]	28.5	33.0	12.5
Diluted earnings per share (p) [3]	28.4	33.0	12.5
Dividend per share (p)	11.3	12.5	12.5

Notes:-

(1) According to the annual reports for the financial years ended 31 December 2000 and 2001, the M&C Group has adopted the provisions of FRS15 – Tangible Fixed Assets and accordingly has changed its accounting policy for depreciation. The comparative figures for the financial year ended 31 December 1999 have been restated by way of a prior year adjustment to reflect these changes.

(2) Based on the weighted average number of shares in issue during the relevant period (2001 : 282.4 million shares; 2000 : 281.9 million shares; 1999 : 206.9 million shares)

(3) Based on the weighted average number of shares in issue during the relevant period (2001 : 282.6 million shares; 2000 : 282.2 million shares; 1999 : 207.4 million shares)

3. **Statement of Assets and Liabilities**

A summary of the consolidated assets and liabilities of M&C, based upon its audited consolidated balance sheet as at 31 December 2001 (as extracted from the annual report of M&C for the financial year ended 31 December 2001), is set out below:-

(In £ millions)	As at 31 December 2001
Non-current assets	2,441.7
Current assets	169.9
Current liabilities	(283.4)
Net current liabilities	(113.5)
Non-current liabilities	(695.7)
	1,632.5
Share capital and reserves	1,473.4
Minority interests	159.1
	1,632.5

4. **Material Changes in Financial Position**

On 21 May 2002, at its Annual General Meeting, M&C made an announcement of a trading update for the first 18 weeks of the year to 7 May 2002 describing its trading performance during this financial period relative to that of last year. The announcement stated, *inter alia*, that M&C remained confident that the M&C Group's performance in 2002 will be ahead of that of the last year.

Save as disclosed in this Offer Document and save for information on M&C which is publicly available, including the annual report of M&C for the financial year ended 31 December 2001, as at the Latest Practicable Date, there has been no publicly known material change in the financial position of M&C since 31 December 2001, being the date of the last balance sheet of M&C laid before its shareholders in general meeting (other than the announcement by M&C relating to the Offer dated 31 May 2002).

5. **Registered Office**

The registered office of M&C is at Victoria House, Victoria Road, Horley, Surrey RH6 7AF, United Kingdom.

1. Directors

The names, addresses and descriptions of all the directors of CDL as at the Latest Practicable Date are as follows:-

Name	Address	Description
Kwek Leng Beng	12 Tanglin Hill Singapore 248049	Executive Chairman
Kwek Leng Joo	2 Chatsworth Avenue Singapore 249846	Managing Director
Tan I Tong	14 Thiam Siew Avenue Singapore 436851	Director
Chee Keng Soon	7 Jalan Buloh Perindu Singapore 457665	Independent Director
Sim Miah Kian	18 Dalkeith Road Singapore 299636	Director
Chow Chiok Hock	1 Fir Avenue Singapore 279691	Director
Ong Pang Boon	8 Grove Lane Singapore 279014	Director
Foo See Juan	110 Tanjong Rhu Road #13-02 Camelot Singapore 436928	Independent Director
Kwek Leng Peck	301 Tanglin Road Singapore 247950	Director
Han Vo-Ta	8 Paterson Hill #10-16 Singapore 238567	Director
Tang See Chim	23 Victoria Park Road Singapore 266502	Independent Director

2. Financial Summary

A summary of the audited consolidated profit and loss statements of CDL for the last three financial years ended 31 December 2001 (as extracted from the annual reports of CDL for the last two financial years ended 31 December 2001) is set out below:-

	For the financial year ended 31 December		
	1999 [(1)]	2000 [(1)] (restated)	2001
(In S$ '000, unless otherwise stated)			
Revenue	2,015,112	2,626,328	2,227,002
Exceptional items	—	—	—
Profit before taxation	513,137	546,159	138,886
Taxation	(154,301)	(150,057)	(66,535)
Profit after taxation	358,836	396,102	72,351
Minority interests	(98,254)	(109,355)	(30,708)
Profit after taxation and minority interests	260,582	286,747	41,643
Extraordinary items	122,221	—	—
Net profit attributable to shareholders of CDL	382,803	286,747	41,643
Earnings per share (cents) [(2)]			
– before extraordinary items	32.53	35.80	5.20
– after extraordinary items	47.79	35.80	5.20
Dividend per share less tax at 24.5% (1999: less tax at 25.5%) (cents)	5.59	5.66	5.66

Notes:-

(1) According to the annual report for the financial year 2001, figures for the financial year 2000 have been restated to conform with the following new/revised accounting standards which have been implemented in 2001: SAS 8 (revised 2000) – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies, SAS 10 (revised 2000) – Events after the Balance Sheet Date, SAS 17 (2000) – Employee Benefits, SAS 31 (2000) – Provisions, Contingent Liabilities and Contingent Assets, SAS 34 (2000) – Intangible Assets, SAS 22 (revised 2000) – Business Combinations. Comparative figures for the financial year 1999 are not available. Figures for the financial year 1999 have been extracted from the annual report for the financial year 2000.

(2) Based on 801,021,724 ordinary shares of S$0.50 each in the capital of CDL in the financial years 1999, 2000 and 2001

3. Statement of Assets and Liabilities

A summary of the consolidated assets and liabilities of CDL, based upon its audited consolidated balance sheet as at 31 December 2001 (as extracted from the annual report of CDL for the financial year ended 31 December 2001), is set out below:-

(In S$ '000)	As at 31 December 2001
Non-current assets	8,110,773
Current assets	3,829,366
Current liabilities	(1,944,506)
Net current assets	1,884,860
Non-current liabilities	(4,414,531)
	5,581,102
Share capital and reserves	3,969,220
Minority interests	1,611,882
	5,581,102

4. Material Changes in Financial Position

Save as disclosed in this Offer Document and save for information on CDL which is publicly available, including the annual report of CDL for the financial year ended 31 December 2001 and the following announcements made by CDL, as at the Latest Practicable Date, there has been no publicly known material change in the financial position of CDL since 31 December 2001, being the date of the last balance sheet of CDL laid before its shareholders in general meeting (other than the announcements by CDL relating to the Offer dated 31 May 2002).

Announced on:-	Relating to:-
21 May 2002	Trading statement by subsidiary company, M&C
23 May 2002	Change of corporate income tax rate appliable to the first and final dividend for financial year 2001

5. Registered Office

The registered office of CDL is at 36 Robinson Road, #04-01 City House, Singapore 068877.

1. **Procedures for Acceptance**

(a) **Procedures for acceptance of the Offer by Depositors whose Securities Accounts are and/or will be credited with Offer Shares**

(i) ***Depositors whose Securities Accounts are credited with Offer Shares***

Depositors with Offer Shares standing to the credit of the "Free Balance" of their Securities Accounts are entitled to receive this Offer Document together with an FAA. A Depositor with Offer Shares standing to the credit of the "Free Balance" of his Securities Account and who wishes to accept the Offer, must complete and sign the accompanying FAA in accordance with the provisions of this Offer Document and the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer).

The completed and signed FAA must be forwarded, either by hand, to:-

M&C Hotels Holdings Limited
c/o The Central Depository (Pte) Limited
20 Cecil Street #07-02/05
Singapore Exchange
Singapore 049705

or by post, in the enclosed pre-addressed envelope at the accepting Depositors' own risk to:-

M&C Hotels Holdings Limited
c/o The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as, in either case, to arrive NOT LATER THAN 3.30 P.M. on the Closing Date.

A Depositor who has sold or transferred all his Offer Shares need not forward this Offer Document and/or the FAA to the purchaser or transferee (the "Purchaser") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the Purchaser. Purchasers should note that CDP will, on behalf of the Offeror, send a copy of this Offer Document and the FAA by ordinary post at the Purchasers' own risk to their respective addresses as they appear in the records of CDP.

CDP will, upon receipt, on behalf of the Offeror, of the FAA and all other relevant documents, transfer the Offer Shares in respect of which a Depositor has accepted the Offer from the Securities Account of that Depositor to a "suspense account", pending the receipt by the Depositor of the consideration for the Offer Shares.

A Depositor must insert in **Part A** of the FAA the number of Offer Shares in respect of his acceptance of the Offer, which would not in aggregate exceed the number of Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the date of receipt by CDP, on behalf of the Offeror, of the FAA (the "Date of Receipt") in respect of which the Offer is accepted.

Except as expressly provided below, if the number of Offer Shares in respect of which the Offer is accepted, as inserted by a Depositor in **Part A** of the FAA, exceeds the number of Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the Date of Receipt by CDP, on behalf of the Offeror, of the FAA (provided that the Date of Receipt is on or before

the Closing Date), or if no such number of Offer Shares is inserted by the Depositor in **Part A** of the FAA, then the Depositor shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the Date of Receipt.**

(ii) ***Depositors whose Securities Accounts will be credited with Offer Shares***

If a Depositor purchases Offer Shares on the SGX-ST and such Offer Shares are in the process of being credited to the "Free Balance" of the Depositor's Securities Account, and if the Depositor wishes to accept the Offer, he must submit the relevant stamped original "bought" contract statement(s), validly issued by a member company of the SGX-ST in the Depositor's name in respect of the Depositor's purchase of such Offer Shares, accompanied by the relevant FAA (which may be obtained from The Central Depository (Pte) Limited at 20 Cecil Street #07-02/05, Singapore Exchange, Singapore 049705), duly completed and signed, to the relevant address specified in paragraph 1(a)(i) of this Appendix.

The Depositor must insert in **Part B** of the relevant FAA the number of Offer Shares in respect of his acceptance of the Offer, which should not exceed the number of Offer Shares represented by the relevant original contract statement(s) in respect of which the Offer is accepted. If the relevant FAA is received by CDP without the contract statement(s), then the Depositor shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of his Securities Account as at 5.00 p.m. on the Date of Receipt.**

If the number of Offer Shares in respect of which the Offer is accepted as inserted by such Depositor in **Part B** of the relevant FAA exceeds the number of Offer Shares represented by the relevant original contract statement(s), or if no such number of Offer Shares is inserted by the Depositor, then the Depositor shall be **deemed to have accepted the Offer in respect of all the Offer Shares as represented by the relevant original contract statement(s).**

The Depositor's acceptance as aforesaid will constitute his unconditional and irrevocable undertaking and agreement to procure that the "Free Balance" of his Securities Account will be credited with the relevant number of such Offer Shares within five (5) Market Days of the date of the relevant original contract statement(s). If by 5.00 p.m. on the fifth (5th) Market Day following the date of the relevant original contract statement(s), the "Free Balance" of the Depositor's Securities Account is not credited with, or is credited with less than, the relevant number of Offer Shares as aforesaid, then the acceptance by the Depositor of the Offer shall be **deemed to be only in respect of such number of Offer Shares as may be standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the fifth (5th) Market Day following the date of the relevant original contract statement(s)**, provided that the acceptance by the Depositor of the Offer shall not in any event be deemed to exceed the number of Offer Shares inserted in **Part B** of the relevant FAA or, if no number is inserted, the number of Offer Shares represented by the relevant original contract statement(s).

If upon receipt by CDP, on behalf of the Offeror, of the relevant FAA and the relevant original contract statement(s) and other relevant documents, it is established that the Offer Shares represented by the relevant original contract statement(s) will not be credited or are not in the process of being credited to the "Free Balance" of the accepting Depositor's Securities Account (as, for example, where the Depositor sells or has sold such Offer Shares), then such an acceptance is liable to be rejected and neither CDP, HSBC nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's holding companies) accepts any responsibility or liability for the consequences of such a rejection.

(iii) ***Depositors whose Securities Accounts are and will be credited with Offer Shares***

A Depositor who already has Offer Shares standing to the credit of the "Free Balance" of his Securities Account, and who has also purchased additional Offer Shares on the SGX-ST which are in the process of being credited to his Securities Account, may accept the Offer in respect of both the Offer Shares standing to the credit of the "Free Balance" of his Securities Account as well as the additional Offer Shares purchased which are in the process of being credited to his Securities Account. The provisions set out in paragraphs 1(a)(i) and 1(a)(ii) of this Appendix shall apply *mutatis mutandis* to such acceptance(s) by the Depositor.

(iv) ***General***

Depositors should note that for the purposes of the acceptances referred to above, they may submit the original contract statement(s) in respect of Offer Shares purchased on the SGX-ST, provided that the "Free Balance" of their Securities Accounts is credited with the relevant number of Offer Shares within five (5) Market Days of the date of the relevant original contract statement(s).

For reasons of confidentiality, CDP will not entertain telephone enquiries relating to the number of Offer Shares credited to a Depositor's Securities Account. A Depositor can verify the number of Offer Shares credited to his Securities Account by e-mail, if he has registered for the CDP e-mail service. Alternatively, a Depositor may call personally at CDP with his identity card or passport to verify the number of Offer Shares credited to his Securities Account.

The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAA or which are otherwise incomplete, incorrect or invalid in any respect. It is the responsibility of the accepting Depositor to ensure that the FAA is properly completed in all respects. Any decision to reject the FAA on the ground that it has been incorrectly or incompletely signed, completed or submitted will be final and binding and neither CDP, HSBC nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's holding companies) accepts any responsibility or liability for the consequences of such a decision.

Except as specifically provided for in paragraph 2(d) of this Offer Document and paragraphs 1 and 4 of this Appendix, acceptance of the Offer is irrevocable.

All communications, notices, documents and remittances to be delivered or sent to the accepting Depositors will be sent to them by ordinary post to their respective addresses as they appear in the records of CDP at the risk of the accepting Depositors.

An acknowledgement of receipt of the FAA will be given by CDP if it is submitted by hand at CDP's counter. No acknowledgement will be given for submissions deposited into boxes located at CDP's premises.

(b) Procedures for acceptance of the Offer by Shareholders whose Offer Shares are not deposited with CDP

A Shareholder who has not deposited his Offer Shares with CDP is entitled to receive this Offer Document together with a FAT. For any such Shareholder wishing to accept the Offer, he must complete and sign the accompanying FAT in accordance with the provisions of this Offer Document and the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer).

The completed and duly signed FAT must be forwarded by hand or by post (in the enclosed pre-addressed envelope at the accepting Shareholders' own risk) together with the relevant share certificate(s) and/or other document(s) of title and/or other relevant documents required by the Offeror, to:-

M&C Hotels Holdings Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

so as to arrive NOT LATER THAN 3.30 P.M. on the Closing Date.

If a Shareholder's Offer Shares are not registered in his own name, the relevant share certificate(s) and/or other document(s) of title and/or other relevant documents required by the Offeror must be sent together with a duly completed and signed FAT, accompanied by transfer form(s), duly completed and executed by the person registered with the Company as the holder of the Offer Shares and stamped, with the particulars of transferee left blank (to be completed by the Offeror or a person authorised by it).

The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAT or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title and/or other relevant document(s) required by the Offeror, or which is otherwise incomplete or invalid in any respect. It is the responsibility of the accepting Shareholder to ensure that the FAT is properly completed in all respects. Any decision to reject the FAT on the grounds that it has been incorrectly or incompletely signed, completed or submitted will be final and binding and neither M & C Services Private Limited, HSBC nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's holding companies) accepts any responsibility or liability for the consequences of such a decision.

Except as specifically provided for in paragraph 2(d) of this Offer Document and paragraphs 1 and 4 of this Appendix, acceptance of the Offer is irrevocable.

All communications, notices, certificates, documents and remittances to be delivered or sent to an accepting Shareholder will be sent to him (or his designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of RHR) by ordinary post to his address as it appears in the Register of Members of RHR at the risk of the person entitled thereto (or, for the purposes of remittances only, to such different name and address as may be specified by the accepting Shareholder in the relevant FAT and at his own risk).

No acknowledgement of receipt of any FAT, share certificate(s), other documents of title, transfer form(s) and/or any other relevant document(s) required by the Offeror will be given.

(c) Other relevant information relating to procedures for acceptance

Shareholders who hold the share certificate(s) of some of the Offer Shares beneficially owned by them and who have deposited the rest of the Offer Shares beneficially owned by them with CDP are required to complete an FAT in respect of the Offer Shares represented by the share certificate(s) and an FAA in respect of the Offer Shares which are deposited with CDP, if they wish to accept the Offer in respect of all such Offer Shares. Both the FAA and the FAT must be completed and accompanied by the relevant documents and sent to the Offeror, in accordance with the respective procedures for acceptance set out in paragraphs 1(a) and 1(b) of this Appendix.

Shareholders who hold the share certificate(s) in respect of the Offer Shares beneficially owned by them and who wish to accept the Offer in respect of such Offer Shares should NOT deposit their share certificate(s) with CDP during the period commencing on the date of this Offer Document and ending on the Closing Date (both dates inclusive).

Shareholders who deposit the share certificate(s) in respect of the Offer Shares beneficially owned by them with CDP during this period may not have their respective Securities Accounts credited with the relevant number of Offer Shares in time for them to accept the Offer.

2. Settlement

Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and in the relevant FAA and/or FAT, as the case may be, and, in the case of a Depositor, the receipt by the Offeror of a confirmation satisfactory to it that the Offer Shares stand to the credit of the "Free Balance" of his Securities Account at the relevant time, remittances in the form of S$ cheques for the appropriate amounts will be despatched, pursuant to Rule 30 of the Code, to the accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders as soon as practicable and in any case, in respect of acceptances of the Offer which are complete in all respects, within 21 days of such receipt.

3. Announcements

(a) By 8.00 a.m. on the Dealing Day (the "Relevant Day") immediately after the day on which the Offer is due to expire or is revised or extended (if applicable), the Offeror will announce and simultaneously inform the SGX-ST of the total number of Offer Shares (as nearly as practicable):-

(i) for which valid acceptances of the Offer have been received;

(ii) held by the Offeror and any party acting or presumed to be acting in concert with it prior to the commencement of the Offer period (as defined in the Code); and

(iii) acquired or agreed to be acquired by the Offeror and any party acting or presumed to be acting in concert with it during the Offer period (as defined in the Code)

and will specify the percentages of the issued and fully-paid capital of RHR represented by such numbers.

(b) Under Rule 28.2 of the Code, if the Offeror is unable, within the time limit, to comply with paragraph 3(a) of this Appendix, the SIC will consider requesting SGX-ST to suspend trading in the Offer Shares until the relevant information is given.

(c) In this Offer Document, references to the making of an announcement or the giving of notice by the Offeror shall include the release of an announcement by HSBC or by advertising agents, for and on behalf of the Offeror, to the press or the delivery of or transmission by telephone, telex, facsimile, MASNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be announced simultaneously to the SGX-ST.

(d) In computing the number of Offer Shares represented by acceptances, the Offeror will, at the time of making an announcement, take into account (i) acceptances which are valid in all respects and (ii) acceptances which are duly completed and accompanied by stamped original "bought" contract statement(s), validly issued by a member company of the SGX-ST in the name of the accepting Shareholder in respect of the purchase of Offer Shares by the accepting Shareholder which are deposited with CDP (subject to the "Free Balance" of the Securities Account with CDP of the accepting Shareholder being credited with the relevant number of such Offer Shares within five (5) Market Days of the date of the relevant original contract statement(s)).

4. Right of Withdrawal

(a) Subject to paragraph 2(d) of this Offer Document and paragraphs 1 and 4 of this Appendix as well as Rule 29 of the Code, all acceptances of the Offer shall be irrevocable.

(b) If the Offeror fails to comply with any of the other requirements set out in paragraph 3 of this Appendix by 3:30 p.m. on the Relevant Day, then immediately thereafter any Shareholder accepting the Offer shall be entitled to withdraw his acceptance by written notice to the Offeror at its registered office (such notice to be signed by the accepting Shareholder or his agent duly appointed in writing and evidence of whose appointment is produced in a form satisfactory to the Offeror with the said notice). This right of withdrawal may be terminated not less than eight (8) days after the Relevant Day by the Offeror complying with paragraph 3 of this Appendix.

1. Disclosure of Interests

(a) As at the Latest Practicable Date, the Offeror does not have any subsidiaries and does not own or control, nor has it agreed to acquire, any Shares (whether by itself or through nominees).

Based on the information available to the Offeror as at the Latest Practicable Date, the Offeror and parties acting or presumed to be acting in concert with it have direct interests in an aggregate of 434,348,997 Shares, representing approximately 86.69 per cent. of the issued and fully-paid capital of RHR, details of which are set out below:-

Name of concert parties	No. of Shares Held Direct Interest	Percentage (%)
TOSCAP	229,733,904	45.849
ATOS	195,795,903	39.076
Tudor Court Gallery Pte Ltd (5)	2,439,500	0.487
Teo Suan Chin	2,399,000	0.479
Hong Leong Foundation	1,968,750	0.393
Kwek Leng Beng (1) (2) (3) (4)	428,800	0.086
Quek Bee Heong (1)	396,667	0.079
Kwek Geok Luan (1)	337,166	0.067
Kwek Lee Hoon (1)	158,667	0.032
Kwek Lay Kuan	98,000	0.020
Kwek Lay Hoon (1)	88,000	0.018
Sim Miah Kian (1) (2) (3) (4) (includes Shares held by spouse)	80,000	0.016
Yeoh Cheng Kung (1) (4)	71,400	0.014
Kwek Guat Kim (1) (includes Shares held by spouse)	67,000	0.013
Kwek Lay Lian	55,000	0.011
Kwek Lay Yong	49,000	0.010
Felix Lim Ah Yeong (1)	48,000	0.010
Patricia Yeo Wei Ping (1) (3) (4)	46,000	0.009
Gan Eng Kiat (1) (Shares held by spouse)	25,000	0.005
Tan I Tong (1) (2) (3) (4)	24,480	0.005
Ong Pang Boon (1) (2) (3) (4) (Shares held by brother)	14,000	0.003
Chia Ngiang Hong (2)	7,000	0.001
Lim Swee Peng (1)	7,000	0.001
Lim Peng Boon (1)	5,760	0.001
Poh Cheng Kin (4) (Shares held by brother)	5,000	0.001

Notes:-

(1) Director of one or more companies within the HLIH group (excluding companies within the CDL Group)
(2) Director of one or more companies within the CDL Group (excluding companies within the M&C Group)
(3) Director of one or more companies within the M&C Group (excluding companies within the RHR Group)
(4) Director of one or more companies within the RHR Group
(5) Tudor Court Gallery Pte Ltd is a subsidiary of HLIH

As at the Latest Practicable Date, none of the directors of the Offeror has any interest, direct or indirect, in any Shares.

Save as disclosed above, and based on the information available to the Offeror as at the Latest Practicable Date, neither the Offeror nor any of the parties acting in concert with it owns, controls or has agreed to acquire any Shares or securities which carry voting rights in RHR or are convertible into Shares or securities which carry voting rights in RHR, or rights to subscribe for or options in respect of Shares or such securities as at the Latest Practicable Date.

(b) Based on the information available to the Offeror as at the Latest Practicable Date, set out below are the details on dealings in the Shares by certain persons acting or presumed to be acting in concert with the Offeror in connection with the Offer during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date:-

Name	Date	Nature of transaction	Number of Shares	Price per Share (S$)
Patricia Yeo Wei Ping (1) (3) (4)	15 March 2002	Purchase	46,000	0.7921 (5)
Tan Kah Ho (1)	17 April 2002	Sale	5,000	0.800
Foo See Juan (2) (4)	31 May 2002	Sale	50,000	1.280

Notes:-

(1) Director of one or more companies within the HLIH group (excluding companies within the CDL Group)
(2) Director of one or more companies within the CDL Group (excluding companies within the M&C Group)
(3) Director of one or more companies within the M&C Group (excluding companies within the RHR Group)
(4) Director of one or more companies within the RHR Group
(5) Details of the trades executed by Patricia Yeo Wei Ping's broker, aggregating to 46,000 Shares at the average price of S$0.7921 per Share, are set out in the announcement dated 5 June 2002

Save as disclosed above and based on the information available to the Offeror as at the Latest Practicable Date, neither the Offeror, its directors nor any party acting or presumed to be acting in concert with the Offeror has dealt for value in any Shares during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(c) As at the Latest Practicable Date, neither the Offeror nor any party acting in concert with it had received any irrevocable undertaking from any party to accept or reject the Offer.

(d) Save as disclosed in this Offer Document and to the best knowledge of the directors of the Offeror, as at the Latest Practicable Date, neither the Offeror nor any party acting in concert with it has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to the Shares which may be an inducement to deal or refrain from dealing in the Shares.

(e) There is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any director of the Offeror or RHR whereby the total emoluments received or to be received by the directors of the Offeror or RHR will be affected or varied as a direct consequence of the Offer.

(f) Save as disclosed in this Offer Document, there is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any of the present or recent directors of RHR or the present or recent Shareholders having any connection with or dependence upon the Offer. M&C will procure that when ATOS and TOSCAP accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, the consideration payable to ATOS and part of the consideration payable to TOSCAP will be treated as an inter-company debt. The supervisory board of ATOS has by a resolution dated 8 June 2002 consented to the sale by ATOS of its 195,795,903 Shares to the Offeror and the board of directors of TOSCAP has on 10 June 2002 resolved to accept the Offer in respect of its 229,733,904 Shares.

(g) The Offer is not conditional upon any payment or other benefits being made or given to any director of RHR or to any director of any corporation which is by virtue of Section 6 of the Act deemed to be related to RHR, as compensation for loss of office or otherwise in connection with the Offer.

(h) The Offer Shares may be held by a nominee company on behalf of the Offeror. The Offeror reserves the right to transfer any of the Offer Shares to any of its related corporations (within the meaning of Section 6 of the Act).

(i) Save as disclosed in this Offer Document, as at the Latest Practicable Date, there is no agreement, arrangement or understanding whereby any of the Offer Shares acquired by the Offeror pursuant to the Offer will or may be transferred to any other person.

(j) There is no restriction in the Memorandum and Articles of Association of RHR on the right to transfer any Offer Shares, which has the effect of requiring the holders of such Offer Shares, before transferring them, to offer them for purchase to members of RHR or to any person.

2. General

(a) All costs and expenses of or incidental to the Offer including the preparation and circulation of this Offer Document, the FAA and the FAT (other than professional fees and other costs incurred or to be incurred by RHR relating to the Offer or any revision thereof) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror.

(b) On 12 June 2002, RHR announced that it plans to issue the Interim Results on or around the end of June 2002 and to include the Interim Results in the circular(s) that will be despatched to Shareholders containing the recommendation of the independent directors of the Company and the opinion of the financial adviser to the independent directors of RHR on the Offer.

Save as disclosed in this Offer Document and save for information which is publicly available (including the annual report of RHR for the financial year ended 31 December 2001, the announcements by RHR relating to the Offer dated 31 May 2002 and the announcement dated 14 May 2002 on the change in corporate tax rate applicable to a final and special dividend for the financial year ended 31 December 2001) and save as may be announced in the Interim Results, as at the Latest Practicable Date, there has not been, within the knowledge of the Offeror, any material change in the financial position or prospects of RHR since 31 December 2001, being the date of the last balance sheet of RHR laid before members of RHR in general meeting.

(c) HSBC has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its name and letter and all references thereto in the form and context in which they respectively appear.

3. Market Quotation

The following table sets out the highest, lowest, last transacted prices and trading volume of the Shares on the SGX-ST on a monthly basis from November 2001 to April 2002 (as reported in "Pulses", a monthly publication of the SGX-ST), and on a daily basis from 1 May 2002 to the Latest Practicable Date (as reported by Bloomberg):-

Shares		Highest Price (S$)	Lowest Price (S$)	Last Transacted Price (S$)	Volume
MONTHLY TRADES					
2001					
November		0.610	0.570	0.600	1,126,000
December		0.650	0.620	0.650	140,000
2002					
January		0.730	0.640	0.730	469,000
February		0.730	0.685	0.700	116,000
March		0.840	0.700	0.820	2,340,000
April		0.825	0.770	0.810	621,000
DAILY TRADES 2002					
May	1	*Public Holiday*			
	2	0.815	0.810	0.810	75,000
	3	—	—	—	—
	6	—	—	—	—
	7	0.805	0.805	0.805	3,000
	8	0.820	0.820	0.820	15,000
	9	0.825	0.820	0.820	30,000
	10	0.820	0.820	0.820	10,000
	13	0.845	0.830	0.835	55,000
	14	0.845	0.840	0.840	94,000
	15	0.840	0.840	0.840	6,000
	16	0.855	0.845	0.855	82,000
	17	0.880	0.860	0.880	63,000
	20	0.890	0.875	0.885	90,000
	21	0.880	0.880	0.880	28,000
	22	—	—	—	—
	23	—	—	—	—
	24	0.800	0.800	0.800	60,000
	27	*Public Holiday*			
	28	0.825	0.800	0.825	66,000
	29	0.860	0.830	0.860	182,000
	30	0.920	0.845	0.910	130,000
	31*	1.290	1.280	1.280	2,370,000
June	3	1.290	1.280	1.280	1,541,000
	4	1.290	1.280	1.290	738,000
	5	1.290	1.280	1.290	265,000
	6	1.280	1.280	1.280	233,000
	7	1.290	1.280	1.280	363,000
	10	1.280	1.280	1.280	184,000
	11	1.280	1.280	1.280	135,000
	12	1.280	1.280	1.280	135,000

Note:- *Announcement date of the Offer

4. Statement by HSBC

HSBC acknowledges that, to the best of its knowledge and belief, having made all reasonable enquiries and based on information made available to it, this Offer Document constitutes a full and true disclosure of all material facts about the Offer and the Offeror.

5. Documents for Inspection

Copies of the following documents may be inspected during normal business hours at 36 Robinson Road, #04-01 City House, Singapore 068877 while the Offer remains open for acceptance:-

(a) the Memorandum and Articles of Association of the Offeror;

(b) the letter of consent from HSBC referred to in paragraph 2(c) above; and

(c) the annual reports of M&C and CDL for the last two financial years ended 31 December 2001.